Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

(the “Company”)

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Curaçao

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Meeting”)

Time and Date of
Meeting	10:00 a.m., Curaçao local time, on Wednesday, November 29, 2017

Place of Meeting	Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao

Items of Business	(1)

Re-election of each of the following nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Eyal Ben-Chelouche, Roni Al Dor, Yacov Elinav, Uzi Netanel and Naamit Salomon. United International Trust N.V., a current director of the Company, will not be available for re-election but will act as local representative of the Company as of the date of this Meeting until (and subject to) the completion of the migration of the legal domicile of the Company as described in Proposal 7.

	(2)	Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2016.

	(3)	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2016 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

	(4)	Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2016.

	(5)	Approval of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2017 and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

	(6)	Approval of the distribution of a dividend by the Company in an amount of $0.20 per common share, par value one eurocent (€0.01) per share (“common share”), or approximately $9.8 million in the aggregate, to be paid in cash on December 14, 2017 to all shareholders of record as of December 4, 2017 (hereinafter, the “Dividend Proposal”).

	(7)	Approval of the migration of the legal domicile of the Company from Curaçao to the Cayman Islands (hereinafter, the “Migration Proposal”), as unanimously approved by the Board of Directors.

(8)	Approval of the Company’s Memorandum and Articles of Association, which will be the Company's charter documents when registered as an exempted company under the Companies Law (as revised) of the Cayman Islands (the “Cayman Companies Law”), subject to, and effective immediately prior to, the completion of the migration of the legal domicile of the Company to the Cayman Islands pursuant to the Migration Proposal (hereinafter, the “Articles Proposal”).

The full text of the proposed Memorandum and Articles of Association will be on file at the offices of the Company and at the Curaçao Registrar for inspection by every shareholder until the conclusion of the Meeting.

Purpose of Agenda Items	The purpose behind Proposals 1 through 5 (collectively, the “Annual Meeting Proposals”) is to approve various matters that are required to be approved annually—at our annual general meeting of shareholders—under Curaçao law. The purpose behind the Dividend Proposal is to obtain the requisite shareholder approval (under Curaçao law) that will enable us to distribute a special dividend that the Board of Directors has approved. The purpose behind the Migration Proposal and the Articles Proposal is to facilitate the migration of our legal domicile from Curaçao to the Cayman Islands, the rationale for which is described in the attached proxy statement.

Board Recommendation	Our Board recommends a vote FOR each of the Annual Meeting Proposals, the Dividend Proposal, the Migration Proposal and the Articles Proposal.

Record Date	You are entitled to notice of, and to vote at, the Meeting if you held a common share as of the close of business on Tuesday, October 24, 2017.

Additional Proxy Materials	The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice and a proxy card or voting instruction form) to our shareholders and which we urge you to read in its entirety. Copies of this notice, the attached proxy statement and the related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, http://www.sapiens.com/annual-meeting/proxy.

Quorum Requirement	No action may be taken at the Meeting unless a quorum, consisting of the holders of at least one-half of the Company’s outstanding common shares, are present in person or by proxy. If a quorum is not present at the Meeting, a second general meeting of shareholders will be called in the same manner as the original Meeting, to be held within two months of the Meeting, at which resolutions may be adopted with respect to any matter stated in the notice of the original Meeting and also in the notice of such second meeting despite the absence of a quorum, subject, however, to the special majority requirements for the approval of the Migration Proposal and the Articles Proposal.

Required Vote	Approval of each of the Annual Meeting Proposals and the Dividend Proposal requires the affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for those proposals, but the common shares represented thereby are considered present for purposes of the quorum requirement.

Approval of each of the Migration Proposal and the Articles Proposal requires the affirmative vote of the holders of at least a majority of all common shares that are issued and outstanding.

Means of Voting

The vote of all of the Company’s shareholders is important regardless of whether or not any particular shareholder attends the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name on NASDAQ (i.e., shares that are held through a bank, broker or other nominee), you may instruct them on how you want your shares voted, including via the internet (at www.proxyvote.com), if so indicated on your voting instruction form. Specific instructions as to how to vote are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

If your shares are held on the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares in one of two ways: (a) By mail, e-mail or fax: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, on or about October 27, 2017 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942; or (b) In person: attend the Meeting, where ballots will be provided (in which case you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date).

By Order of the Board of Directors,

Roni Al Dor
Director, President and Chief Executive Officer

Curaçao
October 27, 2017

This Notice of Annual General Meeting of Shareholders was

first published by the Company on October 27, 2017.

SAPIENS INTERNATIONAL CORPORATION N.V.

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Curaçao

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 29, 2017

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

Q. Why am I receiving these materials?

A. We have sent you this proxy statement and the enclosed form of proxy because the board of directors (the “Board of Directors” or “Board”) of Sapiens International Corporation N.V. (also referred to as “Sapiens”, “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at the 2017 Annual General Meeting of Shareholders (the “Meeting”) to be held at 10:00 a.m., Curaçao local time, on Wednesday, November 29, 2017 at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao. You are receiving these proxy materials because you owned common shares, par value one eurocent (€0.01) per share, of our Company (“common shares”), on Tuesday, October 24, 2017, which is the record date for the Meeting, and such ownership entitles you to notice of, and to vote at, the Meeting.

This proxy statement describes the matters on which we would like you to vote at the Meeting and provides information on those matters so that you can make an informed decision.

Among the matters to be considered at the Meeting, we are requesting that you approve the migration of the legal domicile of the Company from Curaçao to the Cayman Islands. Such migration and the accompanying adoption of charter documents suitable for a Cayman Islands exempted company (which charter documents will be effective immediately prior to the completion of the migration of the legal domicile of the Company to the Cayman Islands) requires shareholder approval under Curaçao law, which approval we are therefore seeking at the Meeting. Completion of the migration requires compliance with certain additional steps under Curaçao law and Cayman Islands law and is conditioned on our receipt of (i) a ruling that the migration will not constitute a taxable event for our shareholders under Israeli tax law (being the jurisdiction of our residency for tax purposes) and (ii) approval that the migration will not constitute a taxable event for our shareholders under Curaco tax law. See Proposals 7 and 8 below for more information.

Q. What items of business will be voted on at the Meeting?

A. The following eight proposals will be voted upon at the Meeting:

(1)	Re-election of each of the following nominees to the Board of Directors to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Eyal Ben-Chelouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon. United International Trust N.V., a current director of the Company, will not be available for re-election but will act as local representative as of the date of this Meeting until (and subject to) the completion of the migration of the legal domicile of the Company to the Cayman Islands as described in Proposal 7.

(2)	Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2016.

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(3)	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2016 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

(4)	Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2016.

(5)	Approval of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2017 and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

(6)	Approval of the distribution of a dividend by the Company in an amount of $0.20 per common share, par value one eurocent (€0.01) per share (“common share”), or approximately $9.8 million in the aggregate, to be paid in cash on December 14, 2017 to all shareholders of record as of December 4, 2017 (hereinafter, the “Dividend Proposal”).

(7)	Approval of the migration of the legal domicile of the Company from Curaçao to the Cayman Islands, as unanimously approved by the Board of Directors (hereinafter, the “Migration Proposal”).

(8)	Approval of the Company’s Memorandum and Articles of Association (the “New Memorandum and Articles”), which will be the Company's charter documents when registered as an exempted company under the Cayman Islands Companies Law (as revised) (the “Cayman Companies Law”), subject to, and effective immediately prior to, the completion of the migration of the legal domicile of the Company to the Cayman Islands pursuant to the Migration Proposal (hereinafter, the “Articles Proposal”).

Q. How does the Board recommend that I vote?

A. Our Board recommends that you vote FOR each of the proposals described above.

Q. Why is the Board recommending that I vote FOR the approval of the Migration Proposal and Articles Proposal at the Meeting?

A. Our management and our Board have determined that the migration of the legal domicile of our Company to the Cayman Islands pursuant to the Migration Proposal adds potential valuable benefits to our Company. Our status as a Cayman Islands company, following the migration (if the Migration Proposal is approved), also requires that we adopt a Memorandum and Articles of Association suitable for an exempted company under the Cayman Companies Law, pursuant to the Articles Proposal. Shareholders should therefore view the approval of the Migration Proposal and Articles Proposal as part of a single plan for adding potential valuablee benefits to our Company, and we therefore recomnmend that they support each of those proposals.

The Board has determined that the migration of the legal domicile of the Company to the Cayman Islands is in the best interests of the Company and its shareholders, primarily for the following reasons:

• There are significantly more public companies incorporated in the Cayman Islands than in Curacao, which in turn provides the Company with a broader basis of comparables;

• The Cayman Islands provides a company’s board of directors with broad discretion to exercise its judgment in what it deems to be in the best interests of the company and the shareholders, including more flexibility than under Curacao law with respect to structuring strategic transactions; and

• The Cayman Islands has a business friendly regulatory environment and a predictable legal framework that provides more certainty with respect to various corporate matters.

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Q. Are there additional factors that I should consider in deciding how to vote on the Migration Proposal at the Meeting?

A. Yes. The provisions of corporate law differ in the Cayman Islands relative to Curaçao. You should read Proposals 7 and 8 of this proxy statement (the Migration Proposal and the Articles Proposal) in their entirety, as well as the comparison of Cayman corporate law and Curaçao corporate law that serves as Appendix B to this proxy statement.

In addition, please keep in mind that we will only proceed with the migration if we receive (i) a ruling from the Israeli Tax Authority that indicates that the migration will not be classified as a taxable event for our shareholders under the laws of Israel (being the jurisdiction of our residency for tax purposes) and (ii) approval that indicates that the migration will not be classified as a taxable event for our shareholders under the laws of Curacao.

Q. What are the differences between my rights as a shareholder of a Cayman Islands exempted company as opposed to a Curaçao company?

A. The material distinctions between the rights of a shareholder in a Cayman Islands exempted company as opposed to in a Curaçao company are described in the chart that serves as Appendix B to this proxy statement. In addition, the proposed New Memorandum and Articles of our Company as a Cayman Islands exempted company, which partly prescribe, among other things, your rights as a shareholder thereof, are attached as Appendix A to this proxy statement, for your reference.

Q. When do you expect the migration to be completed?

A. We currently expect to complete the migration, if the Migration Proposal and Articles Proposal are each approved at the Meeting, in the first quarter of 2018, subject, however, to (i) the completion within that time frame of the necessary logistical steps for migration under Curaçao and Cayman Islands law and (ii) our receipt within that timeframe of (a) a ruling from the Israeli Tax Authority that indicates that the migration will not be classified as a taxable event for our shareholders under the laws of Israel (being the jurisdiction of our residency for tax purposes) and (b) approval that indicates that the migration will not be classified as a taxable event for our shareholders under the laws of Curacao.

Please see “Proposal 7. Migration of Legal Domicile of the Company from Curacao to the Cayman Islands—Background—Process of Migration” for a description of the steps that must be taken in order to complete the migration.

Q. What is the quorum required in order to conduct business at the Meeting?

A. Under our Current Articles, a quorum is constituted when there are present, in person or by proxy, holders of at least one-half of the outstanding common shares having voting rights in our Company. Common shares that abstain from voting on any and all proposals or that represent “broker non-votes” (as described below under the answer to the question “How can I vote my common shares without attending the Meeting”) are considered present for purposes of the quorum requirements. The Current Articles provide that if a quorum is not present at a shareholder meeting that has been properly called, a second general meeting of shareholders will be called in the same manner as the original meeting, to be held within two months of the meeting date. At that second meeting, action can be taken with respect to the proposals that are on the agenda for the first meeting despite the absence of a quorum at the second meeting.

Q. What are the voting requirements to approve the proposals to be presented at the Meeting?

A. The affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of (a) Proposals 1 through 5 (which we refer to as the “Annual Meeting Proposals”) and (b) the Dividend Proposal, is required for the approval of those proposals. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for any of those proposals (although they are considered present for purposes of the quorum requirements for the Meeting).

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For each of the Migration Proposal and the Articles Proposal, the majority requirement is stricter, as the affirmative vote of the holders of a majority of the issued and outstanding common shares of our Company (whether or not present at the Meeting or participating in the vote) is necessary for the approval of those proposals. For each of those two proposals, an abstention or broker non-vote is the equivalent of a vote against the proposal.

Q. What shares can I vote?

A. Our only class of stock outstanding is our common shares, par value one eurocent (€0.01) per share. Each common share outstanding as of the close of business on the record date, October 24, 2017, is entitled to one vote on all items of business at the Meeting. You may vote all common shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record, and (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank (including on the Tel Aviv Stock Exchange (the “TASE”)). On the record date, there were 49,215,444 common shares outstanding (which excludes 2,328,296 treasury shares). The closing price of the common shares on October 16, 2017 (the most recent practicable date prior to the record date), as quoted on the NASDAQ Global Market and the TASE, was US$13.47 and NIS 46.47 (US$13.29, based on the representative exchange rate published by the Bank of Israel on that date), respectively.

Q. How can I vote my common shares without attending the Meeting?

A. Common shares may be held, and, consequently, voted in one of a few different ways without attending the Meeting:

Record Shareholders: If you are a shareholder of record, that is, your common shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. If you provide specific instructions (i.e., mark boxes) on the enclosed proxy card that has been provided to you and sign and return the proxy card, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board (FOR each of the proposals). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted (unless you attend the Meeting and vote in person).

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://www.sapiens.com/annual-meeting/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your common shares) and return it to the Company’s Corporate Secretary via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner. Any vote by a record shareholder that is received by our transfer agent by 11:59 p.m., Eastern time, on November 28, 2017 will be counted towards the tally of votes at the Meeting.

Shares Held in Street Name (on NASDAQ): If your common shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. The deadline for submission of voting instructions to your broker, trustee or nominee should be indicated on your voting instruction form or in the other proxy materials sent to you.

If you do not submit voting instructions, your broker may be permitted to vote your shares in its discretion on some of the proposals, but not those of a non-routine nature (such as the Dividend Proposal, the Migration Proposal and the Articles Proposal). Because the broker is prohibited from exercising discretionary authority for a beneficial owner who has not provided voting instructions for any non-routine proposal (commonly referred to as a “broker non-vote”), that beneficial owner’s shares will be included in determining the presence of a quorum at the Meeting. but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the proposals (except for the Migration Proposal and the Articles Proposal, where the majority required for approval is a majority of the issued and outstanding common shares of our Company, for which a non-present share is the equivalent of a vote against).

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Shares Held on the TASE: If you own common shares that are traded through the TASE, you may vote your shares without attending the Meeting by signing and dating a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on or about October 27, 2017 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942;

Q. How can I vote my common shares in-person at the Meeting?

A. The voting procedure for voting in-person at the Meeting varies, depending on how you hold your common shares, as follows:

Record Shareholders: Common shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting.

Shares Held in Street Name (on NASDAQ): Common shares held beneficially in street name (on NASDAQ) may be voted on a ballot at the Meeting only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date, and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Shares Held on the TASE: If you hold common shares that are traded through the TASE and you would like to vote in person at the Meeting, you must bring a proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Regardless of how you hold your common shares, even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instructions (in any of the manners described above, including electronically) so that your vote will be counted if you later decide not to attend the Meeting.

Q. Can I change or revoke my vote?

A. A shareholder submitting a proxy via mail, e-mail or fax may revoke such proxy at any time by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy (in either case, prior to the commencement of the Meeting). If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee.

If you originally voted through the electronic voting system, you can revoke your vote by voting through the electronic voting system on a later date (which must precede the date of the Meeting). In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given prior to the Meeting. Any written notice revoking a proxy should be sent to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18, Holon, 5885800, Israel, Attention: Corporate Secretary or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942. If a proxy or voting instructions are not revoked, the common shares represented thereby will be voted in accordance with the proxy or other voting instructions.

Q. Is the proxy statement available electronically?

A. This proxy statement is available on our website at www.sapiens.com. In addition, we have furnished a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) to the SEC that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov.

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Q. What happens if additional matters are presented at the Meeting?

A. Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons or entities named as proxy holders, Mr. Gregory Elias, United International Trust N.V., Mr. Roni Giladi and Mr. Ron Al Dor, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Q. Who will count the votes?

A. A representative of Sapiens will act as the inspector of election to tabulate the votes cast at the Meeting.

Q. Who will pay the costs of soliciting votes for the Meeting?

A. We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our common shares.

Q. Where can I find the voting results of the Meeting?

A. We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after the Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.sapiens.com, or at the SEC’s website, www.sec.gov.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 29, 2017

This proxy statement is available for viewing, printing and downloading at www.sapiens.com.

You may also request a copy of the materials relating to the Meeting by contacting Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Corporate Communications at Sapiens, at (201) 250-9414 or +972 54-909-9039 or via email to yaffa.cohen-ifrah@sapiens.com.

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BENEFICIAL OWNERSHIP OF COMMON SHARES

BY CERTAIN BENEFICIAL OWNERS

The following table shows information as of September 30, 2017, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding common shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 49,215,444 common shares outstanding (which excludes 2,328,296 treasury shares) as of September 30, 2017.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Sapiens International Corporation N.V., Azrieli Center, 26 Harokmim St., Holon, 5885800 Israel.

	Shares Beneficially Owned
Name and Address	Number		Percent (1)
5% Shareholders
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	23,954,094	(2)	48.9%
Yelin Lapidot Holdings Management Ltd. (3) 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel	2,474,854		5.1%
Migdal Insurance & Financial Holdings Ltd. (4) 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel	2,468,836		5.0%
Officers and Directors
Roni Al Dor	1,657,071	(5)	3.4%
All directors and executive officers as a group (7 persons, including Roni Al-Dor)(6)	2,288,999	(7)	4.6%

(1)	For purposes of the above table, beneficial ownership is determined in accordance with the rules of the SEC and generally includes any common shares over which a person exercises sole or shared voting or investment power. For purposes of the above table, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The number of common shares shown as owned by Formula Systems (1985) Ltd. (“Formula”) is based on information provided to the Company by Formula as of September 30, 2017. Based on information contained in its latest Schedule 13D amendment, filed on August 25, 2017, Asseco Poland S.A. (“Asseco”), the controlling shareholder of Formula, beneficially owned, as of August 22, 2017, 26.3% of the outstanding share capital of Formula. As such, Asseco may be deemed the indirect beneficial owner of the aggregate 23,954,094 common shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on the Schedule 13G filed by Yelin Lapidot Holdings Management Ltd., Yair Lapidot and Dov Yelin on June 12, 2017, which presented ownership as of June 5, 2017. The common shares reported as owned by this shareholder are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (336,817 common shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (2,138,037 common shares) (referred to as the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. Messrs. Yelin and Lapidot each own 24.4% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the common shares covered by that Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the common shares covered by that Schedule 13G.

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(4)	Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on August 28, 2017, which presented ownership as of July 12, 2017. Of the 2,468,836 common shares reported in that Schedule 13G as beneficially owned by Migdal, all 2,468,836 common shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,297,863 common shares are held by profit participating life assurance accounts, 940,421 common shares are held by provident funds and companies that manage provident funds, and 230,552 common shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. None of such common shares is beneficially held for Migdal’s own account (Nostro account). Consequently, Migdal does not admit that it is the beneficial owner of those common shares.

(5)	Includes options to purchase 408,932 common shares under our 2011 Incentive Plan at a weighted average exercise price of $5.3 per share expiring no later than May 2021, which are vested or will become vested within 60 days of October 1, 2017.

(6)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding common shares (including options to purchase common shares held by each such party that are vested or will vest within 60 days of September 30, 2017) and has therefore not been separately identified.

(7)	Includes options to purchase 648,932 common shares at exercise prices ranging from $2.50 to $9.73 per share, which are vested or will become vested within 60 days of September 30, 2017.

Proposal 1

RE-Election of Nominees to Serve on Board of Directors

Background

At the Meeting, the re-election to the Board of Directors of the Company of each of Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel, and Naamit Salomon for a term lasting until the next annual general meeting of shareholders of the Company, and until the election and qualification of his or her successor (or until his or her earlier death, resignation, retirement or removal, as applicable) will be proposed for approval by our shareholders. United International Trust N.V., a current director of the Company, will not be available for re-election but will serve as local representative until (and subject to) the completion of the migration of the Company as described in Proposal 7.

Please consider the following information regarding the nominees:

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

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Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chelouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chelouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel.  He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chelouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and as director of Migdal Holding Ltd until 2017. Mr. Ben-Chelouche serves as a director of Matrix IT Ltd. and Chairman of the Board of Directors of David Shield Group. Mr. Ben-Chelouche also serves on the Board of Directors of several other private companies. Mr. Ben-Chelouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chelouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chelouche is an independent director.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served has a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd., and as Chairman of Maccabi Group Holdings Ltd. from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Dorsel Ltd. (real estate projects) (external director), Assuta Health Centers, and Maccabi Health Services. Mr. Netanel is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

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Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, that the re-election of Mr. Guy Bernstein as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(b)	“FURTHER RESOLVED, that the re-election of Mr. Roni Al Dor as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(c)	“FURTHER RESOLVED, that the re-election of Mr. Eyal Ben-Chelouche as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(d)	“FURTHER RESOLVED, that the re-election of Mr. Yacov Elinav as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(e)	“FURTHER RESOLVED, that the re-election of Mr. Uzi Netanel as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”; and

(f)	“FURTHER RESOLVED, that the re-election of Ms. Naamit Salomon as a director of Sapiens International Corporation N.V. until the next annual general meeting of shareholders and until the due election and qualification of her successor; be, and hereby is, approved in all respects.”

Required Majority

A majority of the votes cast is required for the re-election of each nominee to the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR each nominee to the Board of Directors.

Proposal 2

Approval of Annual Report of Management

Background

At the Meeting, the Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2016 will be submitted to the shareholders pursuant to the laws of Curaçao.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2016 be, and the same hereby is, approved in all respects.”

Required Majority

A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

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Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Board of Directors’ Annual Report for the year ended December 31, 2016.

Proposal 3

Approval of 2016 Annual Financial Statements

Background

At the Meeting, the Company’s Consolidated Balance Sheets as of December 31, 2016 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2016 will be submitted to the shareholders pursuant to the laws of Curaçao and the Articles of Association of the Company that were adopted in conformity therewith.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the Company’s Consolidated Balance Sheets as of December 31, 2016 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2016 be, and the same hereby are, approved in all respects.”

Required Majority

A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Company’s financial results for the year ended December 31, 2016, as set forth in the Company’s financial statements.

Proposal 4

Discharge of Board of Directors

Background

At the Meeting, the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2016, will be submitted to the shareholders.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the Board of Directors be, and hereby is, discharged for the management of the affairs of the Company for the year ended December 31, 2016.”

Required Majority

A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

Board Recommendation

The Board of Directors recommends a vote FOR the discharge of the Board of Directors for the management of the affairs of the Company.

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Proposal 5

Appointment of Auditors

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), has been selected by the Board of Directors as our independent public accountants to audit the accounts of the Company for the year ending December 31, 2017. At the Meeting, the shareholders will be requested to approve that appointment, as well as to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders”; and

“FURTHER RESOLVED, that the Company’s Board of Directors or its Audit Committee (upon delegation by the Board of Directors) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Majority

A majority of the votes cast is required for the approval of the appointment of Kost Forer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2017 and to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the appointment of Kost Forer and the authorization of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Proposal 6

Dividend Distribution

Background

At the Meeting, we will seek shareholder approval for the distribution of a dividend by the Company in an amount of $0.20 per common share, or approximately $9.8 million in the aggregate (the “Dividend”), to be paid in cash on December 14, 2017 to all shareholders of record as of December 4, 2017.

Under Article 17.3 of our Current Articles, the Board of Directors may, at its discretion, adopt a resolution reserving the profits of the Company for distribution as a dividend to the Company’s shareholders. Actual distribution of such a dividend requires that the Board of Directors first recommend in writing to a general meeting of shareholders that such a distribution be made, and then that the general meeting of shareholders duly adopt a subsequent resolution confirming the recommendation of the Board of Directors.

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Under Article 17.10 of our Current Articles, distributions to our shareholders can only be made to the extent that the Company’s equity exceeds the nominal capital of the Company. The nominal capital of the Company is the number of shares of the Company issued and outstanding multiplied by the nominal value of such shares.

On October 17, 2017, the Board of Directors determined, based on calculations provided by our management, that the Company’s equity exceeds its nominal capital by an amount that exceeds the $9.8 million aggregate amount of the Dividend. The Board of Directors therefore resolved, subject to shareholder approval at the Meeting, to distribute the Dividend on December 14, 2017 to all shareholders of record as of December 4, 2017, subject to approval by the Company’s shareholders at the Meeting on November 29, 2017. If distribution of the Dividend is not approved by the Company’s shareholders at the Meeting, it will not be paid on December 14, 2017.

If the Dividend is approved at the Meeting and distributed to the Company’s shareholders, it may be subject to withholding tax under U.S. and/or Israeli law (as applicable) at varying rates of up to 28% or 33%, respectively (depending on the tax status of the shareholder and the certification provided by the shareholder in Form W-9 or Form W-8 of the U.S. Internal Revenue Service, or in instructions provided in a valid withholding certificate issued by the Israel Tax Authority, if and as applicable).

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the distribution by the Company of a cash dividend of $0.20 per Common Share, or approximately $9.8 million in the aggregate, to be paid in cash on December 14, 2017 to all shareholders of record of the Company as of December 4, 2017, be, and the same hereby is, approved in all respects.”

Required Majority

A majority of the votes cast is required for the approval of our distribution of the Dividend.

Board Recommendation

The Board of Directors recommends a vote FOR authorizing the Board of Directors to distribute the aforesaid Dividend.

PROPOSAL 7

Migration of LEGAL DOMICILE OF the Company from Curaçao to the Cayman Islands

Background

As described briefly in the section of this proxy statement titled “Questions and Answers About the Annual General Meeting and the Proposals”, we are currently subject to the corporate law provisions of the Curaçao Civil Code. We became subject to the Curaçao Civil Code in October 2010, when the Dutch Antilles were dissolved and our Company changed its residency from the Dutch Antilles (where we were incorporated) to the Island of Curaçao.

The Board has determined that the migration of the legal domicile of the Company to the Cayman Islands is in the best interests of our Company and its shareholders, primarily for the following reasons:

• There are significantly more public companies incorporated in the Cayman Islands than in Curacao, which in turn provides the Company with a broader basis of comparables;

• The Cayman Islands provides a company’s board of directors with broad discretion to exercise its judgment in what it deems to be in the best interests of the company and the shareholders, including more flexibility than under Curacao law with respect to structuring strategic transactions; and

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• The Cayman Islands has a business friendly regulatory environment and a predictable legal framework that provides more certainty with respect to various corporate matters.

In light of the foregoing, our Board has approved and recommended that our shareholders approve the migration of the legal domicile of our Company to the Cayman Islands, as a result of which (if approved by our shareholders at the Meeting) we will incorporate as an exempted company under the Cayman Companies Law as rapidly as practicable after the Meeting.

Process of Migration

Curaçao Legal Process

If approved by our shareholders (and assuming the adoption of our amended Memorandum and Articles pursuant to Proposal 8, effective upon the migration), the migration will be carried out by way of the following process:

•	A notary in Curaçao will publish certain information in the Dutch language in (i) the Curaçao official Gazette and (ii) a local Curaçao newspaper;

•	There will be a waiting period of five weeks, during which a creditor or contracting party of our Company can file an objection to the migration with a Curaçao court;

•	Assuming no objections are filed within one month after the last of the publications is made, our Company will submit a Request for a Declaration of No Objection to the Curaçao court, which takes several business days to receive.

•	Upon receipt of the Court’s Declaration of No Objection, a notary in Curaçao will execute a deed of conversion, the deed of conversion will contain a suspensive condition that the Company will be de-registrered from the trade register in Curaçao the moment that the Company's registration by way of continuation in the Cayman Islands is completed. The Company shall be removed from the Curaçao trade register as soon as possible following compliance with the suspensive condition.

•	We will register as a Cayman Islands exempted company immediately following the execution of the deed of conversion by the notary in Curaçao by making certain statutory filings with the Cayman Islands registrar of companies, including our amended Memorandum and Articles with the Cayman Islands registrar of companies. The migration of the legal domicile of the Company to the Cayman Islands will become effective when the Cayman Islands registrar of companies issues to the Company a certificate of registration by way of continuation as Cayman Islands exempted company and the Company has been deregistered from the Curaçao trade register.

To the extent that a creditor or contracting party of our Company files an objection to the migration with a Curaçao court following the above-described publication, and the court determines the objection to be well-founded, the judge may determine, upon the request by that party, that (i) our Company or a third party should provide surety or security or compensation to the objecting party, or (ii) the terms of a certain contract need to be amended or such contract should be terminated, effective upon the effectiveness of the migration of the domicile of our Company. The final step in the migration process—the execution of a deed of conversion— cannot occur if (a) the objection has not been revoked, (b) the court determines that the objection is not well-founded, but the court’s decisions has not been declared provisionally enforceable, or (iii) in the event that the objection is determined to be well-founded, but we have not yet granted a surety or security.

Certain Israeli and Curacao Tax Matters

In approving the migration, our Board sought to minimize and/or eliminate adverse tax consequences for our shareholders that might potentially accompany the migration. Accordingly, our Board resolved that our Company submit a tax ruling request to the Israeli Tax Authority (the “ITA”), the tax authority in the jurisdiction in which we are resident for tax purposes. That tax ruling to be requested will provide that the migration will not be deemed a taxable event for our shareholders under Israeli tax law. In addition, out Company will seek approval that the migration will not be deemed a taxable event for our shareholdsers under Curacao tax law.

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Our Board has determined that we will not proceed with the migration until and unless we receive the foregoing Israeli tax ruling and Curacao tax approval. While we cannot predict the speed with which that ruling and approval will be obtained, we will update our shareholders as to our progress in obtaining that tax ruling and approval and in fulfilling the foregoing logistical steps under Curaçao and Cayman law for completion of the migration.

Impact of Migration on our Company and Shareholders

Corporate Governance

Even if it is approved and completed, the migration itself will not alter any shareholder’s ownership interest in our Company. There are, however, certain changes that will be made to your rights as a shareholder as a result of our becoming subject to the Cayman Companies Law in place of Curaçao corporate law. Your rights as a shareholder of a Cayman exempted company are prescribed, in part, by the form of New Memorandum and Articles of our Company that are annexed to this proxy statement as Appendix A and that are subject to approval under Proposal 8 at the Meeting. We have summarized the material differences between Curaçao corporate law and the Cayman Companies Law in a chart set forth as Appendix B.

Tax Consequences

While the migration (if completed and subject to obtaining the tax ruling and tax approval described above) will not be deemed a taxable event under Israeli tax law and Curacao tax law, there may be various other tax consequences of the migration under the tax laws of other jurisdictions in which our shareholders reside or of which they are citizens or are otherwise subject to. Consequently, our shareholders are encouraged to consult with their tax advisors concerning the potential tax effects on them resulting from the migration of the legal domicile of our Company.

Other than the above summarized changes to our shareholders’ rights due to the shift of our Company’s corporate domicile, the migration will not result in any change in the business, location, management, assets, liabilities or net worth of our Company, nor will it result in any change in location of our Company’s employees, including our management.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 7 at the Meeting:

“RESOLVED, that the migration of the legal domicile of our Company from Curaçao to the Cayman Islands, pursuant to which our Company will register by way of continuation as an exempted company under the Cayman Islands Companies Law (as revised), and all requisite filings and/or notices by our Company related thereto, be, and hereby are, approved in all respects, subject to the Company’s completion of the legal process and receipt of the regulatory approvals described in the proxy statement with respect to the Meeting.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the Migration Proposal. Under Curaçao law, the affirmative vote of the holders of a majority of all issued and outstanding common shares of our Company (which excludes shares held in treasury) is necessary for the approval of the Migration Proposal at the Meeting.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Migration Proposal.

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PROPOSAL 8

Adoption of Memorandum and Articles of Association under Cayman Law

Background

As referenced above in this proxy statement, as part of (and subject to the approval and implementation of) the proposed migration of the legal domicile of our Company from Curaçao to the Cayman Islands pursuant to Proposal 7, under the Cayman Companies Law, we are required to adopt the New Memorandum and Articles for our Company, which are in a form suitable for a Cayman Islands exempted company. Further to that requirement, we are proposing that our shareholders adopt, pursuant to this Proposal 8, our New Memorandum and Articles in the form annexed to this proxy statement as Appendix A.

The New Memorandum and Articles, which have been prepared in a form suitable for a Cayman Islands exempted company and to comply with the requirements of the Cayman Companies Law, reflect various changes to our corporate governance relative to under our Current Articles, which were adopted pursuant to the corporate law provisions of the Curaçao Civil Code. Some of these changes impact the corporate governance of our Company, including your rights as a shareholder. Those changes are summarized in the comparative table set forth as Appendix B.

In addition to general differences that are attributable to distinctions between the Cayman Companies Law and the Curaçao Civil Code, and which are described in the above-referenced comparative table, our prospective New Memorandum and Articles differ from the Current Articles in other ways. We urge you to read the New Memorandum and Articles attached as Appendix A in their entirety.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 8 at the Meeting:

“RESOLVED, that the proposed Memorandum and Articles of Association for our Company as a Cayman Islands exempted company, in the form annexed as Appendix A to the proxy statement, dated October 24, 2017, with respect to this Meeting, be, and hereby are, adopted and approved in all respects, subject to, and effective immediately prior to, the completion of the migration of the legal domicile of our Company from Curaçao to the Cayman Islands (i.e., immediately prior to the de-registration of the Company from the trade register in Curaçao on the date of such migration).”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the Articles Proposal. Under our Current Articles, the affirmative vote of the holders of a majority of all issued and outstanding common shares of our Company (which excludes shares held in treasury) is necessary for the approval of the Articles Proposal at the Meeting.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Articles Proposal.

ADDITIONAL INFORMATION

We file and furnish reports and other information with or to the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

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Our Annual Report on Form 20-F for the year ended December 31, 2016, which we filed with the SEC on April 27, 2017, contains a detailed description of our business, financial results for 2016 and various other matters. You are encouraged to read that Annual Report, a copy of which is available at www.sec.gov and at our website, www.sapiens.com. The contents of our website are not a part of this proxy statement.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Roni Al Dor
Director, President and Chief Executive Officer

Curaçao
October 27, 2017

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Appendix A

MEMORANDUM OF ASSOCIATION

OF

Sapiens International Corporation N.V.

(the "Company")

(adopted with effect from [●] 2017)

1.	NAME AND DOMICILE

1.1.	The name of the Company is "Sapiens International Corporation N.V.".

1.2.	In foreign trade it may, instead of using the abbreviation "N.V.", use (as a trading name) the abbreviation "INC." or "LTD." in English and the abbreviation "S.A." in Spanish and in French, in its name.

1.3.	The registered office (“Registered Office”) of the Company shall be at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place as the Directors may from time to time decide. The Company may have branches and/or branch offices outside of the Cayman Islands. The principal office of the Company may be located in such other place, including outside of the Cayman Islands, as may be determined by the Directors from time to time.

1.4.	With effect from the date of adoption of this Memorandum of Association, the Company is registered by way of continuation in the Cayman Islands as an exempted company limited by shares. The Company has the power to register by way of continuation outside of the Cayman Islands in accordance with the Companies Law and to de-register as an exempted company in the Cayman Islands.

2.	PURPOSE

The objects for which Company is established are unrestricted and the Company shall have full power and authority to exercise all the functions of a natural person of full capacity, including (without limitation):

2.1.	to establish, participate in, to have any other interests in, to finance and manage other business enterprises of every kind or nature whatsoever, including without limitation business enterprises concerned with the development and commercial operation of software;

2.2.	to finance directly or indirectly the activities of the Company and of companies that are subsidiaries or affiliates of the Company, to obtain the funds required therefore by raising money through the issue of public loans or by borrowing through private loans, to invest its capital and borrowed assets in bonds and in interest-bearing debentures or by making loans to one or more subsidiaries or affiliates of the Company, or in any other manner and to invest in connection therewith and in general securities, including shares and other certificates of participation and bonds, as well as in any other interest-bearing claims for debts and in bank-deposits, whatever the name or form;

2.3.	to acquire, own, manage, sell, exchange, transfer, alienate, issue and carry on trade in shares of stock and other participation warrants, bonds, funds, promissory notes, debentures, bills of exchange and other certificates of debt and other securities, including but not limited to the sale of securities for bearer account, the purchase of securities on contango, the pledging of securities, the arranging of arbitrage transactions, the contacting, purchase and sale of call options and put options, the participation in the issue of securities not publicly traded, the trade in shares not listed on any stock exchange, letter stocks and negotiable securities in real estate companies;

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2.4.	to borrow and to lend moneys;

2.5.	to acquire:

2.5.1.	revenue, resulting from the sale or assignment of rights to use copyrights, patents, designs, secret processes or formulae, trade marks and similar property;

2.5.2.	royalties, including rentals relating to motion;

2.5.3.	pictures or to the use of industrial, commercial or scientific plant and relating to the exploitation of mines, quarries or any other natural resources and other real property;

2.5.4.	remuneration for the rendering of technical assistance;

2.6.	to invest its funds, directly or indirectly, in real estate and rights, to acquire, own, manage, rent, let, lease, subdivide, drain, develop, cultivate, alienate, encumber and operate real estate;

2.7.	to carry on trade, including import and export and dealing in futures, in as well as to process and work up raw materials, minerals, metals, semi-manufactured and finished products of any nature and under any name whatsoever;

2.8.	to buy and to collect business debts owned by third parties to corporations, whether or not affiliated to the Company;

2.9.	to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of -title in any country and to collect and hold the proceeds thereof;

2.10.	to undertake, conduct, assist, promote or engage in any -research and development;

2.11.	to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind up, reorganize, merge or consolidate and such corporation or organization;

2.12.	to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;

2.13.	furthermore, for the protection of its capital the Company is entitled to revocably or irrevocably transfer all or part of its assets in trust to one or more trustees or agents by any Anglo-American legal system or to effect such transfer on a fiduciary basis in any form, in the sense that such assets are to be held by such trustees or agents who may be natural persons or legal persons, for the benefit of the Company, its shareholders and creditors or other persons appointed by the Board of Directors with the assent of the General Meeting of Shareholders, all the foregoing in conformity with the provisions governing the trust relation or the fiduciary ownership.

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2.14.	In attaining its objects the Company shall also duly observe the interests of corporations and enterprises with which it is connected in a group.

2.15.	The Company is entitled to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense including the participation in and the management of any other enterprise or corporation.

2.16.	The Company shall not be entitled to annul or to otherwise invoke the nullity of any action on the ground that such action exceeded the objects of the Company.

3.	DURATION

The Company shall have perpetual existence.

4.	CAPITAL AND SHARES

4.1.	The authorized share capital of the Company (the sum of the par values of all of the authorised shares in the Company’s capital at any time) is seven hundred thousand Euro (€700,000.00) divided into seventy million (70,000,000) common shares with a par value of one Eurocent (€ 0.01) each (the “Shares”).

4.2.	The liability of each Shareholder (as defined in the Articles of Association of the Company) is limited to the amount from time to time unpaid on such Shareholder's Shares.

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ARTICLES OF ASSOCIATION

OF

Sapiens International Corporation N.V.

ARTICLE I

1.	PRELIMINARY

1.1.	The regulations contained or incorporated in Table A in the First Schedule to the Companies Law shall not apply to the Company and these Articles shall apply in place thereof.

1.2.	In these Articles, capitalized terms shall have the following meanings:

Articles	means these articles of association of the Company, as amended or substituted from time to time.

Board or Board of Directors	means the Directors for the time being of the Company assembled as a board.

Business Day	has the meaning given in Article XV.

Companies Law	means the Companies Law (as revised) of the Cayman Islands, as amended or revised from time to time.

Directors	means the directors of the Company.

Electronic Record	has the same meaning as in the Electronic Transactions Law.

Electronic Transactions Law	means the Electronic Transactions Law (as revised) of the Cayman Islands, as amended or revised from time to time.

Executive Committee	has the meaning given in Article IX.

General Meeting	means a general meeting of the Shareholders convened in accordance with these Articles.

Listed Share Register	means a register which records or registers the holdings of Shares that are listed on a stock exchange.

Register	has the meaning given in paragraph 6.2 of Article VI.

Registered Office	means the registered office of the Company in the Cayman Islands.

Registrar	has the meaning given in Paragraph 6.2 of Article VI.

Relevant System	means any computer-based system and procedures permitted by the rules of any stock exchange on which any class of the Company's Shares are listed, which enable title to a security (or interests in a security) to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters.

Shares	means the common shares of par value one Eurocent (€ 0.01) in the capital of the Company, having the rights, restrictions and privileges set forth in these Articles.

Shareholders	means the holders of Shares.

Special General Meeting	means a General Meeting of the Company other than the annual General Meeting.

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Special Resolution	means a special resolution passed in accordance with the Companies Law, being a resolution:

(a) passed by holders of a majority of not less than two-thirds of the voting rights in the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled); or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company, passed in accordance with these Articles.

1.3.	Unless the contrary intention appears, in these Articles:

a)	singular words include the plural and vice versa;

b)	a word of any gender includes the corresponding words of any other gender;

c)	references to "persons" include natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated);

d)	a reference to a person includes that person’s successors and legal personal representatives;

e)	"writing" and "written" includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

f)	a reference to "shall" shall be construed as imperative and a reference to "may" shall be construed as permissive;

g)	in relation to determinations to be made by the Directors and all powers, authorities and discretions exercisable by the Directors under these Articles, the Directors may make those determinations and exercise those powers, authorities and discretions in their sole and absolute discretion, either generally or in a particular case, subject to any qualifications or limitations expressed in these Articles or imposed by law;

h)	any reference to the powers of the Directors shall include, when the context admits, the service providers or any other person to whom the Directors may, from time to time, delegate their powers;

i)	the term "and/or" is used in these Articles to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

j)	any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

k)	headings are inserted for reference only and shall not affect construction;

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l)	a reference to a law includes regulations and instruments made under that law;

m)	a reference to a law or a provision of law includes amendments, re-enactments, consolidations or replacements of that law or the provision;

n)	"fully paid" means paid up as to the par value in respect of the issue of any Shares and includes credited as fully paid; and

o)	sections 8 and 19(3) of the Electronic Transactions Law are hereby excluded.

ARTICLE II

2.	REGISTERED OFFICE AND OTHER OFFICES

2.1.	Subject to the provisions of the Companies Law, the Company may by resolution of the Directors change the location of its Registered Office.

2.2.	The Directors, in addition to the Registered Office, may in their discretion establish and maintain such other offices, places of business and agencies whether within or outside of the Cayman Islands.

ARTICLE III

3.	ISSUES OF SHARES

3.1.	Shares shall be issued at such times, under such conditions and for such consideration as may be determined by the Board of Directors, provided that Shares shall only be issued as fully paid and the consideration for such issue shall not be less than par value, and provided further that no Shares can be issued, if, as a result of such issue, the number of issued Shares may become more than the authorised number of Shares set forth in the Memorandum. The Directors may not issue fractions of a Share. Whenever any Shareholder would become entitled to a fraction of a Share (including as a result of any consolidation or subdivision of Shares), the Directors shall deal with those fractions as they think fit on behalf of those Shareholders, including (without limitation): (i) selling such fractions for the best price reasonably obtainable to any person or (subject to these Articles) repurchasing the Shares and distributing the net proceeds in due proportion amongt those Shareholders; or (ii) where the fractions of Shares to which Shareholders may be entitled are not yet in issue, the Company may instead pay the holder thereof the value of such fractions (calculated to such decimal point as the Directors may determine) as the Directors shall determine, save that if the amount due to a person in respect of any entitlement to a fraction of a Share is less than five Euros (€ 5.00), the Company shall not be obliged to account to such person for any such amount (and may retain any amounts realised in respect of any sale of Shares representing such fractions for its own benefit).

3.2.	The Company cannot issue shares to itself. The Directors may, in their sole discretion, agree the terms on which any acquirer may subscribe for Shares, including the currency, manner, time and place of payment and may designate that such payment be to such person acting on behalf of the Company as the Directors may from time to time determine. If the Directors so consent, the subscription price may be satisfied wholly or partly by the transfer of in-kind consideration to the Company. The value of any in-kind consideration shall be determined by the Directors in their sole discretion and, in the absence of bad faith or manifest error, such determination shall be binding upon the Company and its Shareholders. Subject to the provisions of the Companies Law, the Company may pay a commission or brokerage in connection with any issue of Shares. The Company may pay the commission or brokerage in cash or by issuing Shares credited as fully paid or by a combination of both.

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3.3.	The Board of Directors is entitled to issue warrants, options and other rights to subscribe for Shares for such consideration and on such terms as determined by the Board of Directors or a duly appointed committee thereof; provided, however, that no rights to acquire Shares can be issued, if, as a result of the exercise of such right, the number of issued Commons Shares will become more than the authorised number of Shares set forth in the Memorandum. Warrants and options to subscribe for Shares may also be issued to Directors, former Directors, officers and other persons employed or formerly employed by the Company or whose services are otherwise contracted by the Company.

3.4.	The Company may give financial assistance directly or indirectly for the purpose of, or in connection with, the acquisition made or to be made by any person of any Shares

ARTICLE IV

4.	NO PREEMPTIVE RIGHTS

No holder of shares of the Company shall have, as such Shareholder, any preferential or preemptive right to purchase or subscribe for any Shares or stock or any securities convertible into or exchangeable for Shares or stock which the Company may issue.

ARTICLE V

5.	REPURCHASE, REDEMPTION AND SURRENDER OF SHARES

5.1.	Subject to the provisions of the Companies Law and to any rights conferred on the holders of any class of Shares, the Company may: (a) for its own account and for valuable consideration from time to time repurchase fully paid up Shares on such terms as the Directors may agree with the holders of such Shares; and (b) redeem Shares on the terms set out in paragraph 5.2 of this Article V. The Company may make a payment in respect of any such repurchase or redemption of its own Shares in cash and/or in kind in any manner permitted by the Companies Law, including out of capital, provided that at least one Share with full voting rights that participates in the profit, or else one Share with full voting rights and one participating Share, remains outstanding with third parties following such repurchase or redemption. The authority to make any such redemption or repurchase is vested in the Board of Directors without requirement for any instruction or approval at a General Meeting of Shareholders. Any Shares so repurchased or redeemed shall, subject to paragraph 5.5 of this Article V, be cancelled by the Board of Directors.

5.2.	The redemption price per Share redeemed in accordance with paragraph 5.1 of this Article V shall be calculated in accordance with generally accepted accounting principles as being the value that would be payable on such Share were the Company liquidated or dissolved.

5.3.	A redemption or repurchase by the Company of Shares in violation of this Article V is null and void.

5.4.	Shares may be surrendered in accordance with the relevant provisions of the Companies Law.

5.5.	The Directors may, if they so determine prior to any purchase, redemption or surrender of Shares, hold and dispose of any repurchased, redeemed or surrendered Shares in treasury in accordance with the relevant provisions of the Companies Law. The Company shall not acquire any voting rights by reason of ownership of its Shares, and, in connection with any General Meeting of Shareholders, Shares owned by the Company shall not be counted as outstanding, or as present or represented, for the purpose of determining a quorum or for any other purpose. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be made to the Company in respect of a Share held in treasury. Shares held in treasury may be disposed of by the Company in accordance with the Companies Law and otherwise on such terms and conditions as the Directors determine.

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ARTICLE VI

6.	FORM AND TRANSFER OF SHARES; SHARE REGISTRY

6.1.	The Shares shall be issued as registered shares. The Company shall not issue Shares or warrants to bearer.

6.2.	The Shares shall be entered into a share register (the "Register") which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors (the "Registrar"). The entry shall mention all information required by the Companies Law, including the name of the Shareholder, his address, the number and class of his Shares and the number of the share certificate, if any, evidencing such Shares, the amount paid up on each Share, the date of acquisition, the delivery as well as the date of delivery. In the Register, the Directors may (in their discretion) also cause mention to be made of any vesting or transfer of a right of pledge that was either served upon the Company or acknowledged by the Company (each such right of pledge a "notified right of pledge") or a right of usufruct on Shares as well as the names and addresses of those who have a notified right of pledge or a right of usufruct on shares. The Register shall not be open to inspection by third parties or Shareholders, with respect to Shares other than those registered in their name, or except further as provided for by Article XXII or, with respect to the Registrar, if said Registrar has been requested, or if demand of said Registrar has been made, to disclose any piece of information in the Register and failure to disclose such information would lead to liability of the Registrar. If the recording complies with the Companies Law, the rules and requirements of any stock exchange on which any class of Shares of the Company is listed and any other applicable law, a Listed Share Register may be kept by recording the particulars required under the Companies Law in a form otherwise than in a physically written form. However, to the extent any Listed Share Register is kept in a form otherwise than in a physically written form, it must be capable of being reproduced in a legible form.

6.3.	The transfer of shares shall be effected by way of a written instrument of transfer in any usual or common form for use in the Cayman Islands or any other form approved by the Directors ("transfer instrument") signed by the transferor and the transferee and served upon the Company. The Directors may resolve to refuse to register any transfer of Shares and are not obliged to give any reason for that refusal, provided that the Directors may (with or without conditions) irrevocably waive or modify this right in respect of any or all classes of Shares where the free transferability of such Shares is desirable (including where the free transferability of Shares is necessary or desirable in connection with the listing of Shares on a stock exchange). If share certificates have been issued for the Shares concerned the share certificate signed for transfer by the transferee and the transferor may serve as transfer instrument. The transferor shall be deemed to remain the holder of the Share transferred until the name of the transferee is entered in the Register in respect of that Share. The transfer of shares listed on a stock exchange may also be effected in accordance with the system applied by such exchange, and the Directors shall have power to implement such arrangements (including the disapplication of such provisions of these Articles with respect to the transfers of Shares) as they may, in their absolute discretion, think fit in order for any Shares to be held and transferred by means of a Relevant System applied or permitted by such exchange.

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6.4.	Share certificates for the Shares may be issued at the request of the Shareholder (in the case of any class of Shares listed on a stock exchange, only if the rules of such stock exchange or any Relevant System by which Shares are transferred so permit). Share certificates for Shares may bear a legend in a form as determined from time to time by the Board of Directors as may be deemed necessary or desireable by the Directors (including as a result of securities laws).

6.5.	If any Shareholder shall establish to the satisfaction of the Board of Directors that his share certificate has been lost or destroyed, then, at his request, a duplicate may be issued under such conditions and guarantees (which, if required by the Board of Directors, may include an indemnity bond issued by an insurance company) as the Board of Directors shall determine. By the issuance of the new share certificate on which shall be recorded that it is a duplicate, the old certificate in place of which the new one has been issued shall become null and void.

6.6.	The Board of Directors may authorize the exchange of new share certificates for mutilated share certificates for Shares. In such case the mutilated share certificates shall be delivered to the Company and shall be canceled immediately. The cost of a duplicate share certificate and any proper expenses incurred by the Company in connection with the issuance thereof may, at the option of the Board of Directors, be charged to the Shareholder.

ARTICLE VII

7.	MANAGEMENT

7.1.	The management of all the affairs, property and business of the Company shall be vested in the Board of Directors, who shall have and may exercise all powers subject to the provisions of the Companies Law, the Memorandum and these Articles and to any directions given by Special Resolution. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.

7.2.	With respect to the issuance of Shares, the Board of Directors, or persons acting pursuant to authority granted by the Board of Directors, may enter into and conclude agreements without the necessity of any action by the General Meeting of Shareholders:

7.2.1.	imposing special obligations upon the Company in connection with the subscription for shares;

7.2.2.	concerning the issue of Shares on a basis other than on which participation in the Company is open to the public; or

7.2.3.	providing for the payment for Shares by means other than cash.

7.3.	The Directors shall be elected at a General Meeting of Shareholders by a majority of votes cast, in person or by proxy, by the Shareholders entitled to vote. The Board of Directors shall be authorized to appoint directors to fill any vacancies on the Board of Directors and to appoint up to four (4) additional Directors, and any such appointment shall be effective until the next General Meeting of Shareholders. The number of persons constituting the whole Board of Directors shall be not less than three (3) nor more than twenty four (24), as fixed and elected by the General Meeting of Shareholders, unless the Board of Directors appoints any additional Director or Directors in between two General Meetings of Shareholders. The number of persons constituting the whole Board of Directors shall, until changed at any succeeding General Meeting of Shareholders, be the number so fixed and elected (as may be increased by those appointed). At any General Meeting of Shareholders at which action is taken to increase the number of the whole Board of Directors or to remove a director, or at any subsequent General Meeting of Shareholders, any vacancy or vacancies created by such action may be filled.

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7.4.	Directors may be removed or suspended at any time at a General Meeting of Shareholders by a majority of votes cast, in person or by proxy, by the Shareholders entitled to vote. A Director may also be removed from office if all the other Directors (being not less than two in number) resolve that he should be removed as a Director. A suspension as referred to in this Article automatically terminates if the person concerned has not been dismissed by resolution of all of the other Directors or by a General Meeting of Shareholders within two (2) months after the day of suspension.

7.5.	Each Director elected in accordance with these Articles shall serve until:

a)	the expiration of his term of office (if any) specified at the time of his election or otherwise subsequently imposed at a General Meeting of Shareholders by a majority of votes cast, in person or by proxy, by the Shareholders entitled to vote;

b)	he resigns as Director by giving notice in writing to the Company;

c)	he dies, becomes bankrupt, commences liquidation, dissolves or makes any arrangement or composition with his creditors generally;

d)	he is found to be or becomes of unsound mind; or

e)	he is otherwise duly removed from the Board of Directors in accordance with these Articles.

7.6.	In the event that one or more of the Directors is prevented from or is incapable of acting as Director, the remaining Directors (or the remaining Director, if there should be only one) may appoint one or more persons to fill the vacancy or vacancies thereby created on the Board of Directors until the next General Meeting of Shareholders, provided that if at any time the number of Directors then in office shall be reduced to less than three (3), the remaining Directors or Director shall forthwith call a General Meeting of Shareholders for the purpose of filling the vacancies in the Board of Directors, and provided further that in the event that all of the Directors are prevented from or are incapable of acting as Directors, the Company shall be temporarily managed by any person or persons previously appointed by the Board of Directors so to act who shall forthwith call a General Meeting of Shareholders for the purpose of electing a Board of Directors. If no such General Meeting of Shareholders shall be called, and if no such person shall have been appointed, any person or persons holding in the aggregate at least twenty-five percent (25%) of the outstanding Shares of the Company may call a General Meeting of Shareholders for the purpose of electing a Board of Directors.

7.7.	A regular meeting of the Board of Directors shall be held at such place, at such time and on such notice as the Board of Directors shall determine from time to time, and a special meeting shall be held as and when the Chairman or Co Chairman of the Board of Directors shall call the same. Notice of the time and place of a special meeting shall be given:

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7.7.1.	not less than fourty eight (48) hours before such meeting, by written notice mailed to each Director, or

7.7.2.	not later than the calendar day immediately preceding the date of such meeting, by personal delivery, or by telephone call or by sending a telegram, cable or telefax to each director.

7.8.	A waiver of notice of any such meeting signed by all of the directors, whether before, at or after the time of such meeting, shall be deemed equivalent to notice of the meeting. Directors need not be citizens or residents of the Cayman Islands or Shareholders of the Company. A legal entity may be appointed Director.

7.9.	A majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the majority of the directors present, in person or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors. Meetings of the Board of Directors may be held in or outside the Cayman Islands.

7.10.	In the absence of a quorum, one Director may adjourn any meeting from time to time until a quorum shall be present and no notice of the adjourned meeting need be given if the time and place are fixed at the meeting adjourned and if the period of adjournment does not exceed ten (10) days in any one adjournment.

7.11.	Meetings of the Board of Directors may be held through conference telephone calls or other communication equipment allowing all persons participating in the meeting to hear each other or through any other device permitted by then applicable law, and participation in a meeting through any such lawful device or arrangement shall constitute presence at such meeting.

7.12.	When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with if all the Directors shall consent in writing to such action taken or being taken. Directors may appoint a proxy in writing (including in the following articles of association, by the serving of a writ, by telegram, telefax, telex, email or other word processing means of telecommunication) to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein. Such proxy must be another director of the Company.

7.13.	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

7.14.	All acts done by a meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified from holding office (or had vacated office) or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be and had been entitled to vote.

7.15.	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at general and class meetings of the Company and meetings of the Directors or committees of the Directors, including the names of the Directors present at each meeting.

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ARTICLE VIII

8.	CONFLICTS OF INTERESTS OF DIRECTORS

8.1.	Subject to the provisions of the Companies Law, no conflict of interest will be deemed to exist between the Company and one or more of its Directors or officers in case of a contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

a)	the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the Committee, and the Board of Directors or Committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

b)	the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of such Shareholders; or

b)	the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a Committee thereof or the Shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a Committee which authorizes the contract or transaction.

8.2.	Without limiting the foregoing, subject to the provisions of the Companies Law and provided that he or she has declared to the Directors the nature and extent of any personal interest of his in a matter, transaction or arrangement, a Director or alternate Director, notwithstanding his office, may:

a)	hold any office or place of profit in the Company, except that of auditor;

b)	hold any office or place of profit in any other company or entity promoted by the Company or in which it has an interest of any kind;

c)	enter into any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

d)	act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as auditor;

e)	sign or participate in the execution of any document in connection with matters related to that interest;

f)	participate in, vote on and be counted in the quorum at any meeting of the Directors that considers matters relating to that interest; and

g)	do any of the above despite the fiduciary relationship of the Director’s office.

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ARTICLE IX

9.	COMMITTEES

9.1.	The Board of Directors may, by resolution adopted by a majority of the entire Board of Directors appoint an "Executive Committee" (and may discontinue the same at any time) to consist of one or more Directors of the Company to hold office at the pleasure of the Board of Directors. The Executive Committee shall subject to the provisions laid down in these Articles, have and may exercise all the powers and authority delegated to it by the Board of Directors regarding the management of the business and affairs of the Company.

9.2.	An Executive Committee appointed pursuant to these Articles shall not have the power nor authority to:

9.2.1.	recommend to the Shareholders to amend these Articles;

9.2.2.	recommend to the Shareholders the sale, lease or exchange of all or substantially all of the Company's property and assets;

9.2.3.	recommend to the Shareholders the dissolution and liquidation of the Company;

d)	declare interim dividends; or

e)	authorize the issuance of Shares;

for as much as such powers are within the authority of the entire Board of Directors or the General Meeting of Shareholders.

9.3.	Meetings of the Executive Committee may be called at any time by the Chairman and/or Co-Chairman of the Board of Directors or the Chairman of the Executive Committee or any two members of the Executive Committee.

Two members of the Executive Committee shall constitute a quorum for the transaction of business, except that when the Executive Committee consists of one member, then one member shall constitute a quorum. Executive Committee members may, but are not required to, be Directors.

9.4.	The Board of Directors by resolution passed by a majority of the entire Board of Directors may appoint such other Committees as may be deemed advisable and may terminate any such Committee at any time. Each Committee shall have one or more members who shall serve at the pleasure of the Board of Directors and shall have such powers as may be provided by resolution of the Board of Directors. Two members of each of such Committee shall constitute a quorum for the transaction of business except that when such a Committee consists of one member, then one member shall constitute a quorum. Committee members may, but are not required to, be Directors.

ARTICLE X

10.	OFFICERS

10.1.	The Board of Directors shall elect or appoint, as it determines to be necessary or appropriate, the following officers: a Chairman, a Secretary and a Treasurer, each to serve until his successor is elected and qualified. The Board of Directors from time to time also may elect or appoint a Chairman of the Executive Committee, one or more Co-Chairmen of the Board of Directors, a President, one or more Vice Presidents (who may have such additional descriptive designations as the Board of Directors may determine), a Controller, one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and any such other officers and agents as it determines proper, all of whom shall hold office during the pleasure of the Board of Directors. The same person may hold any two or more of the aforesaid offices, but no officer shall execute, acknowledge or verify an instrument in more than one capacity if such instrument is required by law or by these Articles to be executed, acknowledge or verified by two or more officers. The Chairman of the Board of Directors, each Co-Chairman of the Board of Directors, and the Chairman of the Executive Committee shall be chosen from among the Board of Directors, but other officers need not be members of the Board of Directors.

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10.2.	The Company shall be represented at law and otherwise, and shall be bound with respect to third parties, by:

10.2.1.	each Director solely to whom the Board of Directors has granted the following titles and who occupies the following offices:

10.2.1.1.	Chairman;

10.2.1.2.	Co-Chairman;

10.2.2.	each other Director and the Chairman or Co-Chairman acting jointly;

10.2.3.	persons, who may, but are not required to be Directors, be authorized by the Board of Directors to represent the Company, who shall have the following titles and occupy the following offices:

10.2.3.1.	President;

10.2.3.2.	one or more Vice Presidents;

10.2.3.3.	Chief Executive Officer;

10.2.3.4.	Chief Operating Officer;

10.2.3.5.	Chief Financial Officer;

10.2.3.6.	Controller;

10.2.3.7.	Treasurer; or

10.2.3.8.	Secretary.

The Board of Directors may also from time to time authorize other persons, who may or may not be directors, to represent the Company, who shall have such titles and occupy such additional offices as the Board of Directors may determine.

10.3.	The General Meetings of Shareholders may grant specific authority to any member of the Board of Directors to represent the Company with respect to any particular matter as specified by such General Meeting of Shareholders.

10.4.	The persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided shall have such power and authority as the Board of Directors may from time to time grant them.

10.5.	The Board of Directors may grant general or specific authority to additional agents or to Committees, giving such agents or Committees such general or limited powers (including sub-delegation) or duties as it may deem appropriate. The Board of Directors may appoint any person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (including as to the remuneration payable by the Company) and with such powers of sub-delegation, but subject to such restrictions, as they think fit.

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10.6.	The Board of Directors may adopt and may amend and repeal such rules, regulations and resolution as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules, regulations and resolutions setting forth the specific powers and duties of the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company (the "By-Laws"). Such rules, regulations and resolutions must be consistent with these Articles.

10.7.	The Directors, the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

ARTICLE XI

11.	INDEMNIFICATION

11.1.	To the maximum extent permitted by law, the Company, by determination of the Board of Directors, shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with request to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

11.2.	To the maximum extent permitted by law, the Company, by determination of the Board of Directors, shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper.

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11.3.	To the extent that a Director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this Article XI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

11.4.	Any indemnification under this Article XI (unless ordered by a court) shall be made by the Company only as authorized by contract approved, or by-laws, resolution or other action adopted or taken, by the Board of Directors or by the Shareholders.

11.5.	Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this Article XI.

11.6.	The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

11.7.	The Company, by determination of the Board of Directors, shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article XI.

11.8.	For purpose of this Article XI, reference to the Company shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify his Directors, officers, and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

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ARTICLE XII

12.	GENERAL MEETINGS OF SHAREHOLDERS

12.1.	All General Meetings of Shareholders shall be held in such place as determined by the Diectors, which may but need not be in the Cayman Islands.

12.2.	Once in every calendar year an annual General Meeting of Shareholders shall be held on a date determined from year to year by the Board of Directors, for the following purposes and/or other purposes as determined by the Board of Directors from time to time:

12.2.1.	receiving the report by the Board of Directors on the course of business during the preceding financial year;

12.2.2.	approving the annual accounts for that year;

12.2.3.	electing Directors where necessary;

12.2.4.	electing the independent auditors of the Company and authorizing the Board of Directors or ist audit committee to determine the compensation of such independent auditors; and

12.2.5.	for any other purposes required by law and for such additional purposes as may be specified in the notice of such meeting.

12.3.	Special General Meetings of Shareholders may be called at any time by the Chairman, the Co-Chairman, or by the Board of Directors or by holders of Shares representing at least ten per cent (10%) of the total voting rights attaching to the issued and outstanding Shares who shall have requistioned the Board of Directors to convene such meeting to be held within a period of ten weeks after such request has been made. In the event a notice convening a Special General Meeting has not been made by the Board of Directors within a period of fourteen days after any such request by Shareholders has been made, the requesting Shareholders are authorized to give notice of the meeting themselves, in which event the Registrar shall, upon their request, send notice of such Special General Meeting within fourteen (14) days after such request was made to the Board of Directors.

12.4.	The Directors may, in their absolute discretion (save for general meetings convened at the requisition of one or more Shareholders as set forth above), postpone or cancel a General Meeting before the date on which it is to be held, with or without reason.

12.5.	General Meetings of Shareholders, whether annual General Meetings or special General Meetings, shall be convened in writing not less than twelve (12) (excluding the day of the notice and the day of the General Meeting of Shareholders) nor more than sixty (60) days prior to the date of the meeting in question. The notice convening the General Meeting (stating the time and place of the meeting and the subjects to be dealt with) shall be given to all Shareholders and other persons entitled to attend the General Meeting of Shareholders in accordance with Article XXIV (including, where any Shares of the Company are listed on a stock exchange, in accordance with paragraph 24.5 of Article XXIV)..

12.6.	All notices of General Meetings of Shareholders shall state specify the place, the day and the time of the meeting and the general nature of the business to be conducted and matters to be considered at the meeting. If a General Meeting of Shareholders is to consider an amendment to these Articles, then such shall be stated in a notice and the full text of such amendment shall be filed at the offices of the Company and the Registrar for inspection by every Shareholder until the conclusion of the General Meeting of Shareholders. A requisition of a Special General Meeting by Shareholders in accordance with this Article XII must state the objectives of the general meeting and must be signed by the requisitioning Shareholders and deposited at the Registered Office, and may consist of several documents in like form, each signed by one or more requisitioning Shareholders.

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12.7.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a General Meeting by, any person entitled to receive notice of a General Meeting shall not invalidate the proceedings at that meeting.

12.8.	Subject to the Companies Law, whether or not Shares are divided into more than one class, all or any of the rights attached to a class of Shares may be amended in such manner as those rights may provide or, if no such provision is made, either:

12.8.1.	with the consent in writing of holders of at least two-thirds of the issued Shares of that class; or

12.8.2.	by resolution passed at a separate meeting of the holders of the Shares of that class by at least a two-thirds majority of the holders of the Shares of that class present and voting at such meeting (whether in person or by proxy).

12.9.	The provisions of these Articles relating to General Meetings of the Company shall apply mutatis mutandis to any class meeting, except that the quorum shall be one or more Shareholders holding in the aggregate at least a majority of the Shares of that class.

ARTICLE XIII

13.	ATTENDANCE AND VOTING OF SHARES

13.1.	Every Shareholder has the right to attend any General Meeting of Shareholders in person (including, where such Shareholder is a company or non-natural person, by a duly authorised representative) or by proxy and to address the meeting. The instrument appointing a proxy shall be in writing and be executed by or on behalf of the Shareholder appointing the proxy. The instrument appointing a proxy may be in any usual or common form (or in any other form approved by the Directors) and may be expressed to be for a particular general meeting (or any adjournment of a general meeting) or generally until revoked. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting (or in any instrument of proxy sent out or made available by the Company) prior to the time set out in such notice or instrument (or if no such time is specified, no later than the time for holding the meeting or adjourned meeting). Notwithstanding the foregoing, the chairman may, in any event, at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

13.2.	On Shares belonging to a legal entity in which the Company as a result of voting rights directly or indirectly has or may exercise control, voting rights can be exercised.

13.3.	For the purpose of determining Shareholders entitled to notice of and/or to vote at any General Meeting of Shareholders or entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors may provide that the Register shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a General Meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the Register, the Board of Directors may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than sixty (60) days and, in case of a General Meeting of Shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of Shareholders is to be taken. If the transfer books are not closed and no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a General Meeting of Shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any General Meeting of Shareholders has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of transfer books and the stated period of closing has expired.

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13.4.	If a Share is held jointly and more than one of the joint holders votes in respect of that Share, only the vote of the joint holder whose name appears first in the Register in respect of that Share counts.

13.5.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder, may vote whether on a show of hands or on a poll by his receiver, curator bonis, or other person on such Shareholder's behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy.

13.6.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the Share in respect of which the proxy is appointed unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which the proxy voted.

13.7.	A meeting of the Shareholders may be held by means of any telephone, electronic or other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by resolution of the Shareholders present, the meeting shall be deemed to be held at the place where the chairman is physically present.

13.8.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all Shareholders for the time being entitled to receive notice of and to attend and vote at General Meetings of the Company shall be as valid and effective as if the resolution had been passed at a General Meeting of the Company duly convened and held. A resolution in writing is adopted when all Shareholders entitled to do so have signed it.

ARTICLE XIV

14.	QUORUM

14.1.	Except as otherwise provided herein, no action may be taken at any General Meeting of Shareholders unless a quorum, consisting of the holders of at least one-half of the outstanding Shares having voting rights or one-half of such class, as applicable, are present at the meeting in person or by proxy, appointed in writing.

14.2.	If a quorum is not present in person or by proxy at any General Meeting of Shareholders, a second General Meeting of Shareholders shall be called in the same manner as such original meeting of Shareholders, to be held within two months, at which second meeting, regardless of the number of shares represented (but subject to the provisions of Article XXI), valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the Shareholders despite the absence of a quorum.

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14.3.	Subject to the provisions of these Articles and the Companies Law, a majority of the votes cast shall be necessary to adopt any resolution at any General Meeting of Shareholders.

14.4.	The Board of Directors shall from time to time appoint a person to preside at General Meetings of Shareholders.

14.5.	At any General Meeting of Shareholders, a holder of Shares with voting rights at such meeting may vote upon all matters before the meeting, even if the decisions to be taken would grant him, in a capacity other than as a Shareholder, any right against the Company or would in such other capacity relieve him of any obligation to the Company.

ARTICLE XV

15.	DISTRIBUTION OF PROFITS

15.1.	Subject to the Companies Law and these Articles, the Directors may declare and/or pay dividends and other distributions on Shares in issue and authorise payment of dividends or distributions out of the profits of the Company (as determined by the Directors), in each case without requirement for any instruction or approval at a General Meeting of Shareholders. No dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company. Unless the Directors resolve that a dividend shall be a final dividend, any dividend shall be deemed an interim dividend and consequently may be cancelled by the Directors at any time before the date of payment of such dividend.

15.2.	Before proceeding to its allocation, the profit made as per the approved profit and loss account, shall be reduced by the amount, possibly to be estimated, of taxes due by the Company.

15.3.	Unless otherwise provided in these Articles, the profits may be reserved at the discretion of the Board of Directors. Profits reserved by the Board of Directors pursuant to a duly adopted resolution shall be distributed to the Shareholders as may be determined by the Board of Directors.

15.4.	Dividends on Shares shall be paid in cash or, at the option of the Company (where the Shares are listed on one or more stock exchanges) and as determined by the Board of Directors, in Shares valued for these purposes at the average Closing Price of Shares on the principal securities exchange on which it is traded for the twenty Trading Days period prior to the dividend payment date.

15.5.	"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

15.6.	Any partial payment of accumulated dividends shall be distributed pro rata among the holders of such Shares in proportion to their shareholdings. The Directors may deduct from any dividend or other distribution payable to any Shareholder all sums of money (if any) then payable by that Shareholder to the Company.

15.7.	The Board of Directors may at any time resolve to distribute one or more interim dividends, if justified by the anticipated profits of the Company.

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15.8.	Any distribution as provided for in the preceding paragraphs can only occur if, at the moment of distribution, the equity of the Company at least equals the nominal capital of the issued Shares and as a result of the distribution will not fall below the nominal capital of the then issued Shares, all based on the Company’s then most recent financial statements and as of the date of the balance sheet included in such financial statements.

15.9.	Notwithstanding any other provision of these Articles, the Company shall not be obliged to make any payment to a Shareholder in respect of a dividend, repurchase, redemption or other distribution if the Directors suspect that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing the Company or its service providers.

15.10.	Subject to the rules and requirements of any stock exchange on which any class of Shares is listed from time to time, all unclaimed dividends or other monies payable by the Company in respect of a Share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or other amount payable by the Company in respect of a Share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of three (3) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

15.11.	Subject to the rules and requirements of any stock exchange on which any class of Shares is listed from time to time, if in respect of a dividend or other amount payable in respect of a Share:

a)	a cheque, warrant or money order is returned undelivered or left uncashed; or

b)	a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Relevant System in relation to any uncertificated Shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such Share to such person until he notifies the Company of an address or account to be used for such purpose.

ARTICLE XVI

16.	FISCAL YEAR

The fiscal year of the Company shall be the calendar year, unless determined by the Board of Directors otherwise.

ARTICLE XVII

17.	BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

17.1.	Within eight (8) months after the end of the financial year of the Company (unless required otherwise by any applicable law, rule or regulation), the Company shall prepare the balance sheet and profit and loss account together with the explanatory notes (the "annual accounts") with respect to such past financial year. The annual accounts shall be prepared in accordance with generally accepted accounting standards and shall provide such insight as shall make it possible for a sound opinion to be formed as regards the Company's capital and the results and also, insofar as the nature of the annual accounts shall so permit, as regards the Company's solvency and liquid assets.

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17.2.	Subsequently, the annual accounts shall be submitted to the shareholders for inspection at the annual General Meeting of Shareholders. From the day on which the notice of the annual General Meeting of Shareholders is given until the close of the annual General Meeting of Shareholders, the balance sheet and profit and loss account shall be available for inspection by the shareholders at the office of the Company, and at any additional place, if specified in the notice of such meeting.

ARTICLE XVIII

18.	DISPOSITIONS OF ASSETS

Notwithstanding any provision of Article XV, any sale or other dispositions of all or substantially all of the assets of the Company, whether for cash, property, stock or other securities of another corporation, or for any other consideration, may be made pursuant to a resolution duly adopted by the Board of Directors without requirement for any instruction or approval at a General Meeting of Shareholders.

ARTICLE XIX

19.	DISSOLUTION

19.1.	Notwithstanding any provision of Article XV, any resolution providing for the voluntary liquidation of the Company shall be valid only if duly adopted at a General Meeting of Shareholders by Special Resolution, the notice of which meeting shall have specified the nature of any such resolution to be voted upon at such meeting.

19.2.	Subject to the Companies Law, in the event of dissolution of the Company by way of voluntary liquidation approved by the Shareholders in accordance with this Article XIX, the winding up or liquidation shall be effected under such provisions as the General Meeting of Shareholders shall, without prejudice to the provisions of this Article, decide.

19.3.	If the profit and loss account covering the fiscal year, closing as of the date of the dissolution of the Company, shows a profit balance, this balance shall be divided in conformity with the provisions of Article XV of these Articles of Association.

19.4.	During the process of winding up or liquidation of the Company, the provisions of these Articles shall remain in force, save as otherwise provided by the Companies Law (including, for the avoidance of doubt, any rules and regulations made thereunder). Article XV is equally applicable to preliminary liquidation distributions.

ARTICLE XX

20.	ALTERATION OF SHARE CAPITAL

20.1.	The Company may by resolution approved by a majority of the votes cast at any General Meeting of Shareholders:

a)	increase its share capital by the creation of new Shares of such amount as the resolution prescribes;

b)	consolidate, or consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

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c)	subdivide its Shares, or any of them, into Shares of a smaller amount than is fixed by the Memorandum; and

d)	cancel any Shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

20.2.	All new Shares created in accordance with the provisions of this Article shall be subject to the same provisions of these Articles with reference to liens, transfer, transmission and otherwise as the Shares in the original share capital.

ARTICLE XXI

21.	SPECIAL RESOLUTIONS

21.1.	Subject to the provisions of the Companies Law and the provisions of these Articles as regards the matters to be dealt with by resolution approved by a simple majority of the votes cast at any General Meeting of Shareholders, the Company may by Special Resolution:

a)	change its name;

b)	alter or add to these Articles;

c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein;

d)	reduce its share capital and any capital redemption reserve;

e)	commence a voluntary winding up;

f)	merge or consolidate with any one or more constituent companies (as defined in the Companies Law); and

g)	register by way of continuation to a jurisdiction outside of the Cayman Islands in accordance with the Companies Law

ARTICLE XXII

22.	PAYMENTS

22.1.	Subject to the rules and requirements of any stock exchange on which any class of Shares is listed from time to time, where the Company is required to make any payment to any Shareholder or former Shareholder (each, a "payee") for any reason whatsoever (including payment of any Dividend, redemption proceeds or other distribution):

a)	it may be made in such manner as the Directors may deem appropriate and no payee shall be entitled to require payment by cheque or in any other particular manner;

b)	such payment shall be at the risk and expense of the payee and the Company shall not be liable for any delay in, or loss arising from, any such payment for any reason whatsoever;

c)	where made by any electronic payment method, the due making of a payment instruction and consequent deduction from the bank account (or other financial institution account) of the Company shall be a good discharge by the Company of its payment obligations;

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d)	where paid by a cheque sent through the post, it shall be sent (at the risk of the person entitled to the money represented thereby) to the registered address of, and made payable to, the order of the payee or to such other address and/or person as the payee may in writing direct, and the Company shall not be responsible for any loss in transmission;

e)	the Company shall be entitled to recover any overpayment of monies;

f)	the Company may set-off and apply any sums due by the payee (or by any one or more of joint payees) on any account whatsoever (whether or not presently payable) in reducing the amount of such payment by the Company;

g)	no unpaid amount shall bear interest against the Company;

h)	where the payment is unclaimed after 6 months from the date it first became payable (or any cheque in respect thereof remaining uncashed or unpresented after 6 months from the date of posting or in the case of a Dividend from the proposed date of payment thereof), it shall, if the Directors so resolve, be forfeited for the benefit of, and shall cease to remain owing by, the Company and shall thereafter belong to the Company absolutely; and

i)	in the case of any joint payees (including any current or former joint Shareholders), payment may be made by the Company to any one or more of the joint payees, any payment instruction or direction from any one joint payee to the Company shall bind all joint payees (and in the case of conflicting instructions or directions the Company may act on any of them) and any notice in respect of any payment given by the Company to any one of the joint payees shall be deemed to be given to all of them.

22.2.	Notwithstanding any other provision of these Articles, the Company shall not be obliged to make any payment to a Shareholder in respect of a dividend, repurchase, redemption or other distribution if the Directors suspect that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing the Company and/or its service providers.

ARTICLE XXIII

23.	TRANSMISSION OF SHARES

23.1.	If a Shareholder dies, becomes bankrupt, commences liquidation or is dissolved, the only person that the Company will recognise as having any title to, or interest in, that Shareholder’s Share (other than the Shareholder) are:

a)	if the deceased Shareholder was a joint holder, the survivor;

b)	if the deceased Shareholder was a sole or the only surviving holder, the personal representative of that Shareholder; or

c)	any trustee in bankruptcy or other person succeeding to the Shareholder’s interest by operation of law,

but nothing in these Articles releases the estate of a deceased v, or any other successor by operation of law, from any liability in respect of any Share held by that Shareholder solely or jointly.

23.2.	Any person becoming entitled to a Share as a result of the death, bankruptcy, liquidation or dissolution of a Shareholder (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become registered as the holder of the Share or nominate another person to be registered as the holder of that Share.

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23.3.	A person who makes an election under the preceding Article shall give written notice to the Company to that effect, but the Directors shall, in either case, have the same right to refuse registration as they would have had in the case of a transfer of the Share by that Shareholder before his death, bankruptcy, liquidation or dissolution, as the case may be.

23.4.	A person becoming entitled to a Share by reason of the death, bankruptcy, liquidation or dissolution of a Shareholder (or in any other case than by transfer) shall be entitled to the same dividends and other rights to which he would be entitled if he were the registered holder of the Share. However, the person shall not, before being registered as a Shareholder r in respect of the Share, be entitled in respect of it to attend or vote at any meeting of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him registered as the holder (and the Directors shall, in either case, have the same right to refuse registration as they would have had in the case of a transfer of the Share by that Shareholder before his death, bankruptcy, liquidation or dissolution, as the case may be). If the notice is not complied with within 90 days the Directors may withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

ARTICLE XXIV

24.	NOTICES

24.1.	Notices shall be in writing and may be given by:

a)	any Shareholder to the Company by delivering such notice at the Registered Office. Notices may be delivered in person, by post, email or facsimile but shall only be validly served on the Company if such notice is actually received by the Registered Office on behalf of the Company; and

b)	the Company to any Shareholder either personally or by sending it by post, email or facsimile to his address as shown in the Register, and where such a notice is:

i.	sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or any other day that is not a Business Day) following the day on which the notice was posted;

ii.	sent by facsimile, service of the notice shall be deemed to be effected by transmitting the facsimile to the number provided by the intended recipient and shall be deemed to have been received on the same day that it was sent; and

iii.	given by email, service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

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24.2.	Any notice, if posted from one country to another, is to be sent by airmail.

24.3.	A notice may be given by the Company to any person the Company has been advised is entitled to any Share in consequence of the death, bankruptcy, liquidation or dissolution of a Shareholder in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death, bankruptcy, liquidation or dissolution had not occurred.

24.4.	A person who becomes entitled to a Share by transfer, transmission or otherwise shall be bound by any notice in respect of that Share which, before his name is entered in the Register, has been given to the person from whom he derives his title.

24.5.	Notwithstanding the foregoing, where any Shares of the Company are listed on a stock exchange, notice may be given electronically through the Relevant System (if permitted by, and subject to, the facilities and requirements of the Relevant System and subject to compliance with any rules and requirements of any relevant stock exchange) or otherwise in any such manner as is permitted or required by the rules of any such stock exchange (including, where so permitted or required, by way of publication on the Company's website and/or through public filings).

ARTICLE XXV

25.	NON-RECOGNITION OF TRUSTS OR THIRD PARTY INTERESTS

Except as required by these Articles or the Companies Law, the Company:

a)	is not required to recognise a person as holding any Share on any trust, even if the Company has notice of the trust; and

b)	is not required to recognise, and is not bound by, any interest in or claim to any Share, except for the registered holder’s absolute legal ownership of the Share, even if the Company has notice of that interest or claim.

ARTICLE XXVI

26.	REQUIRED DISCLOSURE

If required to do so under the laws of any jurisdiction to which the Company (or any of its service providers) is subject, or in compliance with the rules of any stock exchange on which any Shares are listed, or to ensure the compliance by any person with any anti-money laundering legislation in any relevant jurisdiction, any Director, officer or service provider (acting on behalf of the Company) shall be entitled to release or disclose any information in its possession regarding the affairs of the Company or a Shareholder, including, without limitation, any information contained in the Register or subscription documentation of the Company relating to any Shareholder.

ARTICLE XXVII

27.	SEAL

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used with the authority of the Directors or a committee of the Directors established for such purpose. Every document to which the Seal is affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for that purpose. The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

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Appendix B

Table Comparing Certain Curacao Law Provisions to Cayman Islands Law Provisions

	Curacao corporate law / Current Articles	Cayman Islands corporate law / New Memorandum and Articles
Issues of shares

Under Curaçao Corporate Law, the general meeting of shareholders is authorized to resolve to issue new shares. The articles of association may grant the authority to issue shares to another corporate body such as the Board of Directors. The articles of association may stipulate that the shareholders have pre-emption rights. No statutory pre-emption rights apply.

Under the Current Articles, the Board of Directors is authorized to issue common shares (or to grant warrants, options or other rights to acquire common shares) subject to the restriction that the number of common shares may not exceed seventy million (the maximum nominal capital under the Current Articles).

Under the Current Articles, the Company’s maximum nominal capital may be increased from time to time by an amendment of the Current Articles, which amendment requires a resolution of the general meeting of shareholders duly adopted by the holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote.

Under the Cayman Companies Law, there is no requirement for shareholder approval of share issues (or the terms on which shares may be issued) and no statutory pre-emption rights apply.

Under the New Memorandum and Articles, the Board of Directors is authorized to issue common shares (or to grant warrants, options or other rights to acquire common shares) subject to the restriction that the number of common shares in issue may not exceed the authorized share capital of the Company set forth in the New Memorandum and Articles.

Under the New Memorandum and Articles, the Company’s authorized share capital may be increased from time to time by an “Ordinary Resolution” of the shareholders (which is a shareholder resolution passed by at least a simple majority of the votes actually cast at a quorate meeting of shareholders entitled to vote).

Dividends

Under Curaçao Corporate Law, in direct connection with the approval of the annual accounts, the general meeting or another corporate body so designated by the articles shall decide on the distribution or reservation of the profits shown in such annual accounts and on the making of other distributions from the net equity shown in such annual accounts. Distributions to shareholders (and to other persons entitled to a distribution) may not be made if the net equity of the company would or would become negative as a result of such distribution. If the company has a nominal capital, the amount thereof shall be considered the minimum threshold.

Under Curaçao corporate law, payments can be made out of profits or from the net equity shown in the annual accounts.

Under the Cayman Companies Law, dividends may (subject to anything to the contrary in a company’s articles of association) be declared and paid to shareholders out of (a) “profits” (which is not defined by the Cayman Islands Law, but under applicable common law may include both retained earnings and realized and unrealized gains) and (b) “share premium” (which represents the excess of the aggregate price paid to the Company for its total issued share capital over the aggregate par or nominal value of its total issued share capital). Under the Cayman Companies Law, distributions out of “share premium” may only be made if, immediately following the date on which the dividend is proposed to be paid, the company is able to pay its debts as they fall due in the ordinary course of business (the “statutory solvency test”).

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Under the Current Articles, the profits may be reserved at the discretion of the Board of Directors. No profits reserved by the Board of Directors shall be distributed to the shareholders, unless the Board of Directors has first recommended in writing to the General Meeting of Shareholders that such a distribution be made and the General Meeting of Shareholders has duly adopted a subsequent resolution confirming the recommendation of the Board of Directors.

The Board of Directors may at any time resolve to distribute one or more interim dividends, if justified by the anticipated profits of the Company as an advance payment of the dividend expected to be declared by the General Meeting of Shareholders.

Dividends may be paid either in cash or at the option of the Company in common shares valued for these purposes at the average closing price of common shares on the principal securities exchange on which they are traded for the twenty trading days period prior to the dividend payment date.

However, under the New Memorandum and Articles, the payment of dividends is restricted to the payment of profits (as shown in the Company’s approved profit and loss account) reserved for distribution by the Board of Directors (in its discretion). Unless the Board of Directors resolves that a dividend shall be a final dividend, any dividend shall be deemed an interim dividend that may be cancelled by the Board at any time before the date of payment. Interim dividends may also be declared and paid by the Board of Directors if (in its discretion) an interim dividend is deemed to be justified by the anticipated profits of the Company.

Under the New Memorandum and Articles, dividends may continue to be paid either in cash or (at the option of the Company) in common shares valued for these purposes at the average closing price of common shares on the principal securities exchange on which it is traded for the twenty trading days period prior to the dividend payment date.

Repurchases and redemptions of shares

Under Curaçao corporate law, the articles may exclude, limit or subject to conditions the acquisition by a company of its own shares from third parties. As long as the company holds its own shares, directly or indirectly, the rights attached to such shares cannot be exercised. A repurchase of shares cannot be made if the net equity of the company would or would become negative as a result of such repurchase. If the company has a nominal capital, the amount thereof shall be considered the minimum threshold.

Under the Current Articles, the Company may for its own account and for valuable consideration from time to time acquire fully paid up shares, provided the equity of the Company at the time of the acquisition at least equals the nominal capital and as a result of the acquisition, the equity will not fall below the nominal capital and provided further that at least one share with full voting rights that participates in the profit, or else one share with full voting rights and one participating share, remains outstanding with third parties.

Under the Cayman Companies Law, shares may be redeemed or repurchased out of (a) profits, (b) share premium (subject to the statutory solvency test), (c) the proceeds of a new issue of shares made for that purpose, or (d) capital, provided that payments out of capital are subject to the statutory solvency test and must be specifically authorized by the company’s articles of association.

Under the New Memorandum and Articles, the Board of Directors may determine to repurchase or redeem common shares (in the case of repurchases, on such terms as the Board of Directors determines, and in the case of compulsory redemptions, at a price per common share calculated in accordance with generally accepted accounting principles as being the value that would be payable on such common share were the Company to be wound up and dissolved). The Company is not authorized under the New Memorandum and Articles to redeem or repurchase common shares out of capital. No shareholder approval is required under the Cayman Companies Law or the New Memorandum and Articles for any redemptions or repurchases.

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The Board of Directors is competent, without instruction of the General Meeting of Shareholders to repurchase shares. Shares repurchased can be redeemed by the Board of Directors, without instruction of the General Meeting of Shareholders.

The redemption price shall be calculated in accordance with generally accepted accounting principles as being the value that would be payable on such share were the Company liquidated or dissolved.

Under the New Memorandum and Articles, common shares that have been repurchased or redeemed may either be cancelled or held by a company as treasury shares. Common shares held in treasury shall not have voting rights or dividend rights, and may be sold or otherwise transferred on such terms and conditions as the Board of Directors determines.

General meetings of shareholders

Under Curaçao Corporate Law, at least one general meeting shall be held each year. Annual general meetings shall be held in Curaçao, unless the articles provide otherwise (which is not the case under the Current Articles). Shareholders (alone or jointly with others) holding at least 10% of the voting rights with regard to a specific subject matter, may request in writing to the Board of Directors to convene a general meeting of shareholders to consider and to decide on such subject matter, provided they have a reasonable interest therein. If the Board of Directors does not comply with such a request within 14 days from the date on which the request was received by the company such shareholders may convene the meeting themselves.

Curaçao Corporate Law does not specify a minimum attendance threshold for general meetings to be quorate.

Under the Current Articles, no action may be taken at any General Meeting of Shareholders unless a quorum, consisting of the holders of at least one-half of the outstanding shares having voting rights, are present at the meeting in person or by proxy, appointed in writing.

Under the Cayman Companies Law, there is no requirement to hold an annual general meeting, but a company may determine to do so pursuant to its articles of association (and the New Memorandum and Articles provide that the Company shall hold an annual general meeting once in every calendar year). Annual general meetings may be held at such place as the Board of Directors determines, whether within or outside the Cayman Islands.

In the absence of specific provision in a company’s articles of association, the Cayman Companies Law provides shareholders with only limited rights to require or convene a general meeting. However, the New Memorandum and Articles provide that shareholders holding at least 10% of the voting rights attached to the issued and outstanding common shares may require a general meeting (and may convene such general meeting themselves if the board of directors has not proceeded to send a notice to convene it within 14 days of receipt of any such requisition).

The Cayman Companies Law does not specify a minimum attendance threshold for general meetings to be quorate. Under the New Memorandum and Articles, the presence, in person or by proxy, of at least one or more holders of at least 50% of the voting rights attached to the issued and outstanding common shares constitutes a quorum for the conduct of any business at a general meeting.

Matters to be decided by supermajority shareholder resolution

Under Curaçao Corporate Law, all resolutions shall be adopted by an absolute majority of the votes cast, unless the articles provide otherwise.

Under the Current Articles, the following resolutions are subject to an extra majority: (a) dispositions of assets; (b) dissolution and (c) amendments to the articles.

Under the Cayman Companies Law and the New Memorandum and Articles, certain matters are required to be approved by a “Special Resolution”, which is supermajority resolution passed by either (a) not less than a two-thirds majority of votes cast (in person or by proxy) at a quorate general meeting or (b) by unanimous written resolution.

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Under Cayman Companies Law, the principal matters relevant to the Company that require a Special Resolution are as follows: (a) amendments to the memorandum and articles of association; (b) change of name of the Company; (c) appointment of inspectors for the purpose of examining the affairs of the Company; (d) placing the Company into voluntary or court-supervised liquidation; (e) authorizing a statutory merger of the company with one or more other companies in accordance with the Cayman Companies Law; and (f) approving a reduction of share capital.

Appointment and removal of directors

Under Curaçao Corporate Law, the appointment of directors (who are not appointed in the deed of incorporation) shall be made by the general meeting of shareholders to the extent the articles do not provide otherwise.

Under the Current Articles, the directors shall be elected at a General Meeting of Shareholders. The Board of Directors shall be authorized to appoint directors to fill any vacancies and to appoint up to four additional directors, any such appointment shall be effective until the next General Meeting. Directors may be removed or suspended at any time by the General Meeting of Shareholders.

The Cayman Companies Law does not provide shareholders with any statutory rights to appoint or remove directors. Any such rights will be as prescribed in the articles of association of a Cayman Islands company.

In the case of the Company, the provisions regarding election/re-election and removal of the directors by shareholders (and the maximum and minimum number of directors) will be the same under the New Memorandum and Articles as is currently provided under the Current Articles.

Director’s Duties

The directors have collective powers and responsibilities. The Board of Directors shall be in charge of the management of the company. Individual directors shall exercise their powers with due observance of the resolutions of the Board of Directors.

The Board of Directors has the function of managing the corporation, i.e., making policy and conducting the day-to-day management of the company. The Board of Directors is responsible for the management of the company and is authorized to represent it, except where restricted by the articles of incorporation.

The Board of Directors is the corporation’s center of gravity. The concept of corporate officers is unknown in Curaçao corporate law.

Although not explicitly provided for in Curaçao corporate law, it is considered a general rule of corporate law that the Board of Directors must act in the best interests of the company in the performance of its duties, even when acting upon instructions from others (e.g., shareholders).

As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Cayman Companies Law, and the articles of association of the company.

Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties, including: (a) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (b) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest (subject to the caveat that the articles of association may authorise conflicts that have been disclosed to the other directors); (c) a duty to exercise his or her powers as a director under the Companies Law and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose; and (d) a duty not to fetter his or her exercise of future discretion as a director.

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Each director shall be bound as against the company to properly perform the duties falling within the scope of his work. To the scope of the work of a director shall belong all the management tasks not assigned to any one or several other directors under or pursuant to the articles. The members of the Board of Directors have collective powers and responsibilities. The Board of Directors shall be in charge of the management of the company. Individual managing directors shall exercise their powers with due observance of the resolutions of the Board of Directors.

Each director shall nevertheless bear responsibility for the general course of affairs and shall be bound to contribute as much as possible to averting the consequences of any damage-causing act, even if the matter does not fall within the scope of his work.

The question of whether or not a director has breached its fiduciary duties is based on article 2:14 of the Curaçao Civil Code providing that each director is committed to a due and diligent performance of his duties entrusted to him.

The minimum standard of care is that of the general knowledge, skill and experience of a reasonably diligent director and that which may be expected from a director who is capable of performing such duties and performs such duties in a conscientious manner.

Under Curaçao corporate law, a director is to discharge the duties of a director:

•      if he avails over the general knowledge, skill and experience of a reasonably diligent director which may be expected from a director who is capable of performing such duties;

•      performs his duties (i) in a conscientious manner, (ii) on an well informed basis, (iii) in good faith and after due consideration; and (iv) in the honest belief that the actions taken are in the best interests of the company and its shareholders.

Curacao law does not include any specific regulations on the indemnifications of directors or other persons such as officers for liability towards third parties. Granting indemnification to directors and officers by a company for external liability is generally accepted in Curacao, although the principles of reasonableness and fairness laid down in Section 2:7 of the Curacao Civil Code can prevent a director from relying on an indemnification. For example, an invocation of limitation of liability under such indemnification may not be available under all circumstances such as fraud, gross negligence and willful misconduct where a director can be seriously personally blamed for its actions.

Directors also have a common law duty to act with care, diligence and skill in the performance of his or her role. The duties of care, diligence and skill of a director of a Cayman Islands company are generally determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.

The Cayman Companies Law contains certain statutory duties, including: (a) the duty not to pay or make any distribution to shareholders out of capital or share premium unless the company is able to pay its debts as they fall due following such payment; and (b) the duty to maintain certain statutory registers (register of members, register of directors, register of mortgages and charges) and proper books and records.

A director must also act in accordance with any specific duties set forth in the articles of association from time to time.

A director who fails to perform his or her Cayman Islands common law duties may be personally liable for financial compensation to the aggrieved party, the restoration of the company's property, or for the payment to the company of any profits made in breach of the director's duty.

In addition, a director who fails to perform his or her duties under the Cayman Companies Law may be personally liable to a statutory fine and/or imprisonment of varying severity depending on the nature of the duty breached. This liability is in addition to any liability the company itself may be subject to.

A Cayman Islands company may, however, include a provision in its articles of association (and may in addition enter into a separate contractual arrangement with a director) indemnifying a director against all losses and costs suffered by such director as a consequence of performance of his or her role as such, and exculpating a director from any liability to the company itself, including in circumstances where such director is in breach of his or her duties (provided that there has been no wilful neglect, wilful default, fraud, dishonesty or criminal act on the part of the director). A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. The New Memorandum and Articles are consistent with the Current Articles in allowing the Company to extend indemnities to directors.

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It is not possible to exclude liability of a director towards the company. The members of the Board of Directors are personally and severally liable towards the company for any loss caused by the improper performance of duties. Each member of the board who proves that he cannot be seriously blamed for such improper performance and that he has not been negligent in taking steps to avert the related consequences, could be exempted from liability.
Conflicts of interest

Curaçao corporate law provides that the authority with regard to legal acts in connection with lawsuits against a Director rests with the Supervisory Board. If the company has no Supervisory Board, this authority rests with the general meeting or a person or body to be appointed by the general meeting for that case. The articles may provide otherwise.

The Current Articles stipulate that in case of a conflict between the Company and one or more directors or officers, acting either in private or ex officio, the Company shall be represented by a person appointed thereto by the general meeting of shareholders. No conflict of interest as such will be deemed to exist between the Company and one or more of its directors or officers in case of a contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction.

As a matter of Cayman Islands law, a director is under a general fiduciary duty to avoid conflicts of interest. However, the articles of association of a Cayman Islands company may provide that directors may continue to participate and vote in respect of matters on which they are conflicted provided that the nature and extent of such conflict has been disclosed to the other directors.

The New Memorandum and Articles provide for the foregoing allowance.

Business combinations	Curacao corporate law provides for domestic as well as cross border mergers. Merger should have a form laid down in the Civil Code (a reversed triangular cash merger is therefore not possible).

The Cayman Companies Law makes specific provision for the acquisition of a Cayman Islands company by way of a court-approved scheme of arrangement, by way of mandatory squeeze-out following a tender offer, and by way of merger.

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A merger procedure consists of a merger plan and explanation by the board, publication of merger documents, opposition period for creditors, special resolution by the general meeting of shareholders, execution of a notarial merger deed.

A shareholder who owns 95% (the articles can lower the percentage to 90%) or more of the issued capital of a Curaçao company may initiate legal proceedings to require all of the other shareholders to transfer their shares to such shareholder (‘uitkoopregeling’). The minority shareholders can be bought out against their will as long as the majority shareholder meets the requirements.

The court will refuse the mandatory transfer only if the minority shareholders would suffer considerable financial damage that would not be compensated by the transfer price, or if the minority shareholders (or any one of them) own shares to which the articles of association attach a special right concerning control in the company (priority shares), unless the articles provide otherwise, or if the majority shareholder has renounced his right to initiate such claim. The purchase price is determined by the court. In case the squeeze out procedure is initiated after a public bid the court will in principle use the consideration of the public bid, provided that the time elapsed between the squeeze out procedure and the public bid is not too long and the consideration was accepted by the majority of the minority shareholders.

A court-approved scheme of arrangement is not available under Curaçao Corporate Law.

Any sale or other disposition of all or substantially all of the assets of the company, whether for cash, property, stock or other securities of another corporation shall require a resolution of the general meeting of at least a majority of the shares at that time outstanding and entitled to vote unless it concerns a reorganization or rearrangement of the company, or any of its subsidiaries, or of any of its assets in any transaction whereby there shall be no diminution of beneficial interest of the holders of common shares in such assets.

A court-approved scheme of arrangement under the Cayman Companies Law requires the approval of a majority in number of the registered holders of each participating class or series of shares voting on the scheme of arrangement, representing 75% or more in value of the shares of each participating classes or series voted on such proposal at the relevant meeting (excluding any shares held by the acquiring party on the basis that they will be considered a separate “class”). If a scheme of arrangement receives the requisite shareholder approval and is subsequently sanctioned by the Cayman Islands courts, all holders of all classes or series of shares to which the series relates will be bound by the terms of the scheme of arrangement.

The Cayman Companies Law also provides that, where an offer is made to acquire all of a class of shares and the holders of 90% or more in value of the shares of such class (excluding shares already held by the offeror) have accepted such offer within four months of it being made, the offeror may require the remaining shareholders in that class to transfer their shares on the same terms as set out in the offer by serving notice at any time within two months of the expiry of the four month period (subject to a right of such remaining shareholders to obtain relief from the Cayman Islands courts, as described below in “Appraisal rights”). If the offeror acquires more than 90% of the shares of a class following such an offer but does not exercise its compulsory acquisition right, the remaining shareholders have no right to require the offeror to acquire their shares on the terms of the offer following closure of the offer.

The Cayman Companies Law also provides that business combinations can be effected by way of a merger of a Cayman Islands company with one or more other companies (wherever incorporated, provided that such merger is not prohibited by the laws of the jurisdiction of incorporation of any such other company) with the approval of the shareholders by Special Resolution. In addition, the consent of each holder of a fixed or floating security of a constituent company in any such merger must be obtained, unless the Cayman Islands courts waive such requirement. Shareholders who register their dissent to the merger in accordance with the provisions of the Cayman Companies Law have the right to receive the “fair value” of their shares in cash, subject to certain exceptions, as further described below in “Appraisal rights”.

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Under Cayman Islands law, the directors of the Company may dispose of all or substantially all of the assets of a Cayman Islands company without the approval of the shareholders, unless the articles of association specifically provide that shareholder consent or approval is required. The New Memorandum and Articles do not impose shareholder approval rights for disposals of assets by the Company

Appraisal Rights

Curaçao corporate law provides for appraisal rights in case of squeeze-out procedure as highlighted above, withdrawal and compulsory transfers (see also under minority protection).

Appraisal rights do not exist in case of a merger as cash mergers do not exist under Curaçao corporate law.

The Cayman Companies Law does not specifically provide for any appraisal rights.

However, in connection with the compulsory transfer of shares where a person has acquired at least 90% of the shares of the same class pursuant to an offer for all of the shares of that class and proceeds to serve notice of compulsory for acquisition of the remainder (as described above in “Business combinations”), any shareholder to whom such compulsory acquisition applies may apply to the Cayman Islands court within one month of receiving notice of the compulsory transfer to object to the transfer. In these circumstances, the burden is on the objecting shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The Cayman Islands courts are unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

In addition, in connection with a merger or a consolidation, dissenting shareholders have the right to object to the terms of merger or consolidation approved by Special Resolution and instead be paid the fair value of their shares in cash (which, if not agreed between the parties, will be determined by the Cayman Islands court). These rights of a dissenting shareholder are not available in certain circumstances, for example, (i) to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or (ii) where the consideration for such shares to be contributed are shares of the surviving or consolidated company (or depositary receipts in respect thereof) or shares of any other company (or depositary receipts in respect thereof) which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2,000 holders.

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Regulation of takeovers, substantial acquisition rules

The National Ordinance Holdings in Listed Companies 1991 (Landsverordening inzake de verkrijging van een belang of de zeggenschap in ter beurze genoteerde vennootschappen), which - inter alia - imposes disclosure requirements and obligations and restrictions on shareholders in takeover context is only applicable to a number of specifically designated stock exchanges, which do not include NASDAQ and TASE.

A Competitive Trading Act has entered into force on September 1, 2017. The Act also contains rules and regulations in case of takeovers.

Concentrations "between companies (commonly known as" mergers and takeovers") are regulated by the Act. Any concentration of a certain size planned in Curacao must be reported to the Fair Trade Authority Curacao (FTAC) beforehand. Not every “concentration” has to be reported. A concentration must be reported to the FTAC prior to its establishment if:

a. The combined turnover of the companies concerned in the previous calendar year exceeded NAF 125 million, of which at least two of the companies concerned have achieved at least NAF 15 million in Curaçao, or;

b. Consequently, the companies concerned create or strengthen a market share of 30% or more on one or more relevant markets in Curacao.

The rules on (reporting a) concentration therefore have two turnover thresholds and a market share threshold. The concentrations are not evaluated by the FTAC in substance, nor can they be blocked or blocked by the FTAC, as explained in the Act. Unlike in the Netherlands, companies do not need permission to enter into a merger or joint venture or take over.

Except for specific rules that apply only to companies listed on the Cayman Islands Stock Exchange or companies that are regulated by the Cayman Islands Monetary Authority (which are not applicable to the Company), there are no rules or restrictions under the Cayman Islands’ Code on Takeovers and Mergers and Rules Governing Substantial Acquisitions of Shares governing the acquisition of all or a specified percentage of direct or indirect voting rights in a Cayman Islands company, or the conduct of the directors of a Cayman Islands company following an actual or potential takeover or merger offer, nor are there any statutory restrictions in respect of defensive mechanisms which the board of directors could employ in respect of actual or potential takeover or merger offers.

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Related party transactions	Curaçao corporate law does not contain provisions specifically regulating the entry into contract with related parties such as shareholders, directors or their respective affiliates and other connected parties. In case of legal acts with or against a director, the supervisory board or, in case there is no supervisory board, a person designated by the general meeting shall represent the company. This rule can be deviated from in the Articles or by regulation adopted by a corporate body other than the Board.

The Cayman Companies Law does not contain provisions specifically regulating the entry into contracts with related parties such as significant shareholders, directors, or their respective affiliates and other connected parties.

However, in the event that any payment obligation, transfer of property or grant of charge thereon is made to a related party that is also a creditor at a time when the company is insolvent, the Cayman Companies Law provides that such transfer is deemed to be a preference and therefore is invalid if it occurred within six months immediately preceding the commencement of a liquidation.

Minority protection and derivative actions

Curaçao corporate law provides for several statutory rules, which can protect a minority shareholder. For instance, on the basis of the principles of reasonableness and fairness incorporated, a controlling shareholder has to take into consideration the interests of his fellow minority shareholders in taking decisions, which affect the interests of minority shareholders.

Other examples are:

(i) the nullification of resolutions which could be used to block a resolution that is desired by the majority shareholder (e.g. when the resolution is contrary to statutory provisions or provisions in the articles of association regulating the passing of resolutions, or when the resolution is contrary to the principles of reasonableness and fairness about the right for shareholders (in case of a NV: who together hold ten percent of the shares) to convene a general meeting of shareholders.

(ii) a shareholder has an exit opportunity in case the continuation of his shareholding can no longer be reasonably expected of him due to the conduct of other shareholders and section 3:13 Civil Code, which contains the provision that one cannot exercise any power that one possesses to the extent that the exercise would imply abusing this power. It is an elaboration of the dictates of reasonableness and fairness.

(iii) The inquiry procedure (a.k.a. investigation proceedings) can result in a court order for an investigation into the affairs of a corporation. Shareholders of limited liability companies may file a petition with the Joint Court if they hold at least 10% of the equity and/or voting rights.

(iv) According to Curaçao law, a shareholder who holds at least 95% of the outstanding capital in a company (NV or BV) may initiate court proceedings to buy-out the minority shareholders. The articles of association may provide for another percentage, provided it is not less than 90%. Whether or not the majority shareholder has a particular reason to buy-out the minority is, in principle, of no relevance.

Under common law principles, shareholders in a Cayman Islands company are entitled to have the affairs of the company conducted in accordance with such company's constitution and applicable law. As such, shareholders may bring personal or representative actions against the company in respect of breaches of their (and other similarly affected shareholders') rights as shareholders under the constitution of the company and applicable law (for example, in the event that they are prevented from exercising voting rights, or from requisitioning a meeting).

A minority shareholder may also bring a derivative action in the name of the company. While, as a matter of common law (under the general rule known as the rule in Foss v Harbottle), the Cayman Islands courts will generally refuse to interfere with the management of a company at the insistence of a minority shareholder in circumstances where the majority have approved or ratified the matter or act in contention, a minority shareholder may be permitted to commence a derivative action in the name of the company in order to challenge any such matter or act which: (a) is ultra vires the company or illegal; (b) constitutes a fraud on the minority where the wrongdoers control the company; (c) constitutes an infringement of individual rights of shareholders (such as a right to attend and vote at a meeting); and/or (d) has not been properly approved in accordance with any applicable special or extraordinary majority of the shareholders.

The Cayman Companies Law also gives power to the Cayman Islands courts to wind up a company if the courts are of the opinion that it would be just and equitable to do so (and if the courts consider it just and equitable to wind up the company, they may instead make other orders with respect to the company as an alternative to a winding up order). The basis on which the courts may make exercise such powers on application by shareholders in a Cayman Islands company have been held to include the following: (a) the substratum of the company has disappeared; (b) there has been some fraud on the minority or illegality; and (c) there has been mismanagement or misapplication of the company's funds.

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Please note that Curaçao law does not provide for a derivative action. Therefore (majority and minority) shareholders are prevented from claiming damages from a third person (including current or former members of the board and co-shareholders) for any damage that this third person has caused the company. Only the company itself, as a subject under the law, can claim damages from such third person; the mere fact that the shareholders’ shares have declined in value are not grounds for a separate action by the shareholders. A shareholder suffering derivative damage may commence proceedings against, for instance, the board of the company or co-shareholders based on tort (‘onrechtmatige daad’). An important requirement for a direct action by the shareholder suffering derivative damage, is that the wrongdoer committed a tort vis-à-vis the shareholder (i.e., violated a specific duty of care towards that specific shareholder).

Access to books and records

The Board of Directors of a company owes a duty to account for its management to the general meeting of shareholders. The duty to account to the general meeting of shareholders is embodied in the duty to draw up and submit the annual accounts and annual reports to the general meeting. This duty to account is also embodied in the obligation to provide information to the general meeting, unless this conflicts with a serious interest of the company. There is no duty to account to individual shareholders.

A shareholder is entitled inspect the annual accounts. With exception of the annual accounts (and, if applicable, the shareholders’ register), shareholders are not entitled to inspect other books, records or documents of whatever nature. However, in the course of proceedings involving a company, the court may require, under certain circumstances, the company to give the opposite party access to its books, records and documents but only to the extent necessary to pursue the court case.

Shareholders have no general right under the Cayman Companies Law to inspect or obtain copies of the share register or the business or corporate records of the company, save that the Cayman Companies Law requires that the register of mortgages and charges must be open to inspection by any shareholder or creditor of the company at all reasonable times. Under the New Memorandum and Articles, there are also certain rights to inspect certain documents relating to upcoming general meetings.

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Voluntary winding up and dissolution

A company can be dissolved:

(i)       through a resolution to that effect of the general meeting of shareholders;

(ii)       following an adjudication in bankruptcy, through either the termination of the bankruptcy due to a lack of assets, or insolvency;

(iii)       by a Curaçao judge in the event:

a.       its object or activities are contrary to morality, public order, the law or the articles of incorporation, be this in whole or in part;

b.       the act of formation shows serious flaws;

c.       the articles of incorporation are in contravention of the law;

d.       in case of the absence of all the managing directors, when an arrangement to provide temporarily for management has not been made;

e.       if not at least one share with full voting powers, participating in the profit, or one share with full voting powers and one participating share, is held by a party other than the company itself;

f.       if a request for dissolution has been made within one year from incorporation and the company is unable to show that it has complied with the capital requirements required at incorporation.

(iv)       by a judge upon request of an interested party or the Public Prosecutor (OM) for the reasons set forth under (iii) above;

(v)       by a judge upon request of the Chamber of Commerce.

The dissolution of a company is usually initiated with a resolution to that effect adopted by the general meeting of shareholders.

Upon dissolution of the company, the object of the company shall be the liquidation of its assets and all such things as may be useful therefore. The activities of the company should be focused on the liquidation (in other words: finishing/winding up of the business of the company). As long as the liquidation has not been completed, the company remains in existence, but only for the liquidation of its business. The business of the company is limited to and controlled by the liquidation.

Under the Cayman Companies Law, a voluntary liquidation may be commenced by the shareholders of a company if a Special Resolution is passed to that effect. The directors are then required to swear a declaration of the company's solvency within 28 days of the voluntary liquidation resolution being passed. If the directors are unable to do so, the voluntary liquidator appointed by the voluntary liquidation resolution will apply to the Cayman Islands courts for a supervision order and the liquidation will proceed under the supervision of the Cayman Islands courts.

In addition, any shareholder who has held shares for at least six months (or any lesser period if the shares are held following transmission on death of a former shareholder) is entitled to petition the Cayman Islands courts to make a winding up order. A Cayman Islands court may make a winding up order if it is of the opinion that it is just and equitable that the company should be wound up. However, where a shareholder has contractually agreed not to present a petition for winding up against a company, the Cayman Islands Companies Law provides that the Cayman Islands courts shall dismiss any petition for winding up by that shareholder.

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Insolvent liquidation

In Curaçao, bankruptcy of a company in general serves the purpose of liquidating assets of that company and distributing the proceeds among the combined creditors, which is the court appointed trustee’s task. The nature of a bankruptcy order is to impose a general judicial attachment on all the assets of the debtor for the benefit of all of its creditors.

The bankruptcy order can be applied for either by the debtor or by one or more of its creditors. If the debtor is a company then, the Board of Directors needs the prior authorization of the General Meeting pursuant to article 2:8 paragraph 4 of the Curaçao Civil Code, unless otherwise stipulated in the articles of association.

The Cayman Companies Law provides that, upon a petition to the Cayman Islands courts made by the company itself or by any creditor (including a contingent or prospective creditor) or contributory, a company may be wound up if it can be shown to the satisfaction of the Cayman Islands courts that the company is unable to pay its debts. Where the Cayman Islands courts make an order for winding up, an official liquidator will be appointed by the court, and the directors of the company shall cease to have any power or authority.

Provisional liquidators may also be appointed in certain circumstances in advance of the Cayman Islands courts making a winding up order, including on petition by a company where it is (or is likely to become) unable to pay its debts and intends to present a compromise or arrangement to its creditors in order to restructure the company's affairs. Where the Cayman Islands courts order the appointment of a provisional liquidator following an application by the company to permit such a restructuring, the powers of the provisional liquidator so appointed may be limited by the courts and the existing directors may be allowed to remain in control of the company, subject to the supervision of the court.

Where the Cayman Islands courts have made a winding up order or an order to appoint provisional liquidators, no suit, action or other proceedings shall be continued or commenced against the company except with leave of the courts (although secured creditors retain their rights enforce their security without leave of the courts). In addition, any disposition of the company's property following the commencement of winding up is, unless the Cayman Islands courts order otherwise and subject to the rights of enforcement by secured creditors, void.

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